Exhibit 10.1

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (“Agreement”) dated as of July 16, 2021 is made by and among Rapid7, Inc., a Delaware corporation (“Parent”), Rapid7 International Holdings Limited, a UK company (“Purchaser”); Intsights Cyber Intelligence Ltd., a private company limited by shares formed under the laws of the State of Israel (“Company”); each of the holders of Shares of the Company (collectively, the “Sellers”); and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Securityholder Representative (as such term defined below). Certain other capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, the Sellers own all of the issued and outstanding Shares representing 100% of the issued share capital of the Company; and

WHEREAS, the Purchaser desires to purchase from the Sellers, and the Sellers desire to sell to the Purchaser, all of the Shares, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the respective representations, warranties and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

Now, therefore, in consideration of the representations, warranties and covenants herein contained, the parties agree as follows:

1.    PURCHASE AND SALE OF SHARES

1.1    Closing. Within two (2) Business Days following satisfaction or waiver of all of the conditions to the obligations of the parties set forth in Sections 6 and 7, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Gesmer Updegrove LLP, 40 Broad Street, Boston, Massachusetts 02109 USA or by electronic exchange of documents. The day on which the Closing takes place is referred to as the “Closing Date” and the time of such Closing is the “Effective Time”. At the Closing, the transactions and actions contemplated to be undertaken pursuant to this Agreement shall be deemed to take place simultaneously, and no transaction or action shall be deemed to have been completed or any document delivered until all such transactions and actions have been completed and all required documents delivered.

1.2    Closing Certificate

(a)    Exhibit B attached hereto reflects the following items estimated as of the date of this Agreement certified by an officer of the Company:

(i)    the amount of the Closing Payment and the Per Share Payment, including the calculations thereof (including the Estimated Closing Balance Sheet and Estimated Closing Adjustment); and

(ii)    a true and correct funds flow statement (the “Allocation Schedule”), setting forth the amounts due with respect to each Securityholder and each other Person (each, a “Payee”) to whom any Closing Transaction Expense and Closing Debt is payable or due at Closing:

(1)    the amounts payable to each such Payee in accordance with the terms of this Agreement (without taking into account any withholding);

(2)    the class and amount of the Shares held by each Seller;

(3)    payment instructions with respect to each such Payee, the portion of the Closing Payment to be paid at Closing for each Securityholder;

(4)    the amount of the Holdback Amounts to be held back from each Securityholder; and

(5)    the Pro Rata Share of each Securityholder.

(b)    At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a revised Exhibit B (including the Allocation Schedule) setting forth the items in Section 1.2(a) estimated as of the Closing Date, which shall take into account any reasonable comments from the Purchaser (the “Closing Certificate”).

(c)    The Estimated Closing Adjustment and such Estimated Closing Balance Sheet shall be prepared in accordance with Applicable Financial Standards.

1.3    Closing Deliverables. At, or prior to, the Closing, (a) each Seller shall deliver to Purchaser the original certificates or a declaration of lost share certificate in the form attached hereto as Exhibit 1.3(A) representing such Seller’s Shares, together with duly executed original share transfer deeds in the form attached hereto as Exhibit 1.3(B), such that the Purchaser shall have received in the aggregate certificates representing all outstanding Shares owned by all Sellers, (b) the Company shall have delivered to Purchaser a copy of the share register of the Company evidencing the transfer and ownership of all of the Shares to Purchaser as of the Closing Date, such share register to be certified by the Chief Executive Officer of the Company on behalf of the Company in the form attached hereto as Exhibit 1.3(C) and validly executed share certificate reflecting the Shares purchased by Purchaser pursuant to this Agreement, issued in the name of Purchaser, and (c) Purchaser shall make all applicable payments contemplated by Section 1.6.

1.4    Transfer of Shares. Subject to the terms and conditions of this Agreement, at the Closing, the Purchaser agrees to purchase from the Sellers, and each Seller agrees to sell to the Purchaser, all of the Shares, held by such Seller (as set forth opposite such Seller’s name on the Allocation Schedule), free and clear of any Encumbrance for the payment specified below in Section 1.6.

1.5    Treatment of Options. The Company shall take all actions necessary to provide that, subject to Closing, upon the Closing all outstanding Company Share Options and all share option plans or other equity-related plans of the Company or rights to acquire securities of the Company shall be cancelled, and all rights of any persons to be issued Company Share Options where such Company Share Options were not issued before Closing shall be terminated, and in exchange for the cancellation and termination thereof, such holders or persons shall be entitled solely to the amounts payable under this Section 1.5 as follows:

(a)    the Vested Options of each Optionholder shall be converted automatically into the right to receive the applicable Vested Option Closing Payment pursuant to the procedure in Sections 1.6(a)(iv)(1) herein at Closing, the applicable Vested Option Holdback Payment if and to the extent distributed out of the Holdback Amounts, the applicable portion of the Securityholder Representative Expense Fund if and to the extent distributed out of the Securityholder Representative Expense Fund and the applicable portion of the Final Closing Adjustment payable to the holders of such Vested Options pursuant to Section 1.7, if applicable, and any other amount payable to the holders of Vested Options pursuant to the terms of this Agreement, in each case, pursuant to the terms and conditions of this Agreement; and

(b)    except as set forth in Schedule 1.5(b) attached hereto, the Unvested Options held by the Optionholders shall be converted into RSUs as specified in Section 1.6(b)(ii); and

(c)    for the avoidance of doubt, all Vested Options, or Unvested Options, whose exercise price is equal to or greater than the Per Share Payment, if any, shall expire and be cancelled without payment.

1.6    Payments

(a)    On the Closing Date, the Purchaser shall pay the following amounts to the Paying Agent:

(i)    the amounts of such Closing Debt set forth on the Allocation Schedule, to be distributed by the Paying Agent to the holders of Closing Debt; provided, to the extent so indicated on the Allocation Schedule, Purchaser may elect to have such Closing Debt or portion thereof remain outstanding;

(ii)    the amounts of such Closing Transaction Expenses as set forth on the Allocation Schedule, to be distributed by the Paying Agent either to the payees directly or to the Company for payment to the payees, of Closing Transaction Expenses;

(iii)    the Representative Expense Amount to be distributed by the Paying Agent to the Securityholder Representative in accordance with Section 1.9;

(iv)    the Closing Payment to the Paying Agent to be distributed by the Paying Agent as follows:

(1)    to the Optionholders holding Vested Options an amount equal to the Closing Option Cancellation Payment, for distribution to such Optionholders, such that each such Optionholder will receive the respective portion of the Closing Option Cancellation Payment as set forth opposite such Optionholder’s name in the Allocation Schedule; and

(2)    to the Sellers, an amount equal to the remainder of the Closing Payment, for distribution to the Sellers, such that each Seller will receive the respective portion of the Closing Payment as set forth opposite such Seller’s name in the Allocation Schedule, subject to Section 1.8.

For avoidance of doubt, the RWI Policy Cost shall be paid by the Purchaser, it being understood that the Sellers shall share such cost through the allocation of a portion thereof as set forth in the Closing Transaction Expenses.

(b)    On or as soon after the Closing Date as is reasonably practicable in compliance with applicable regulatory requirements (including the requirement to use commercially reasonable efforts to qualify such issuances under Section 102), Parent shall issue RSUs which, to the extent such RSUs are issued to Israeli employees, will be issued under Section 102 to the holders of Unvested Options in accordance with the Allocation Schedule.

(c)    With respect to the Founder Holdback Amount to be paid as set forth on the Allocation Schedule for such Founder, instead of such payment in cash, the Purchaser shall issue to the Paying Agent for disbursement to the Founders, in accordance with Section 1.6(a)(iv), such number of shares of Common Stock of Parent (the “Parent Shares”) determined by dividing (y) an amount equal to the aggregate amount of the Founder Holdback Amount for such Founder by (z) the per share price of one share of Parent Shares as of the close of trading on Nasdaq on the Closing Date, such Parent Shares to be subject to the vesting and repurchase conditions specified in Exhibit E.

(d)    Purchaser shall instruct and cause the Paying Agent to, following the Closing and subject to Section 1.6(e), make the distributions and payments described in this Section 1.6 to each Seller, holder of Vested Options, and other payees as set forth in Section 1.6(a) in accordance with the terms set forth herein and the Allocation Schedule as soon as practical following the Closing, subject to delivery to the Paying Agent of the applicable deliverables and information requested by the Paying Agent, as set forth in Schedule 1.6(d), and for each holder of Vested Options or Company Ordinary Shares issued upon exercise of Vested Options, an executed copy of an optionholder letter of transmittal in the form attached hereto as Exhibit 1.6(d)(i).

(e)    Notwithstanding anything to the contrary in this Section 1.6 or elsewhere in this Agreement, any payments in respect of Restricted 102 Grants shall not be paid directly to the holders of such securities but shall instead be paid through the Paying Agent to the Section 102 Trustee and held and distributed by the Section 102 Trustee to the holders of such Restricted 102 Grants, subject to Tax withholding and in accordance with the Israeli Option Tax Rulings if obtained, and otherwise in accordance with the terms hereof.

(f)    Notwithstanding anything to the contrary in this Agreement, any payments to be made to Foreign Optionholders shall be paid to the applicable Foreign Optionholder by the Subsidiaries through regular payroll procedures, and notwithstanding Section 1.8, subject to the delivery by such Foreign Optionholder of a declaration in the form attached hereto as Exhibit 1.6(e), no Israeli Tax withholding shall apply.

1.7    Post-Closing Adjustment

(a)    Not later than three (3) months after the Closing Date, Purchaser shall deliver to the Securityholder Representative a revised version of the Estimated Closing Adjustment Items (the “Closing Adjustment Statement”), including a balance sheet of Company as of 11:59 PM, Eastern time, on the day immediately prior to the Closing Date. The Closing Adjustment Statement and such balance sheet shall be prepared in accordance with the Applicable Financial Standards. The Closing Adjustment Statement delivered pursuant to this Section 1.7(a) shall be accompanied by a statement setting forth the amount, if any, by which the total of the Closing Adjustment Items is greater than, or less than, the Estimated Closing Adjustment and setting forth in reasonable detail the particulars of any disparity between Closing Adjustment Items and Estimated Closing Adjustment.

(i)    In the event Purchaser fails to deliver to the Securityholder Representative the Closing Adjustment Statement within the period above, Purchaser shall be deemed to have irrevocably consented to the Estimated Closing Adjustment, and the Estimated Closing Adjustment shall be deemed for purposes of this Section 1.7 to be the “Final Closing Adjustment Statement”, the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 1.7 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and the Securityholders.

(ii)    In the event Purchaser delivers to the Securityholder Representative the Closing Adjustment Statement within the period above but the Securityholder Representative fails to timely deliver to Purchaser an Objection Notice in accordance with Section 1.7(b) below, then the Closing Adjustment Statement, as proposed by Purchaser pursuant to this Section 1.7(a), shall be deemed for purposes of this Section 1.7 to be the “Final Closing Adjustment Statement”, the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 1.7 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and the Securityholders.

(b)    During the thirty (30) Business Day period following delivery of the Closing Adjustment Statement to the Securityholder Representative, Purchaser shall provide the Securityholder Representative access to the Purchaser’s and Company’s books and records, including work papers and back-up materials, supporting documentation or data, personnel and advisors (who were involved in preparing the Closing Adjustment Statement), as the Securityholder Representative may reasonably request. In the event that the Securityholder Representative disputes the Closing Adjustment Statement or the amount of the Closing Adjustment Items, the Securityholder Representative shall notify Purchaser in writing (the “Objection Notice”) of the amount, nature and basis of such dispute, within thirty (30) Business Days after delivery of the Closing Adjustment Statement pursuant to Section 1.7(a). Any such Objection Notice shall specify those items or amounts as to which the Securityholder Representative disagrees, and the Securityholder Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Adjustment Statement and the amount of the Closing Adjustment Items delivered pursuant to Section 1.7(a). In the event of such a dispute, Purchaser and the Securityholder Representative shall first negotiate in good faith to reach agreement on the disputed items or amounts in order to determine the amount of the Closing Adjustment Items, which amount shall not be more than Purchaser’s calculation delivered pursuant to Section 1.7(a) nor less than the Securityholder Representative’s calculation delivered pursuant to this Section 1.7(b). If Purchaser and the Securityholder Representative reach a final resolution on the Closing Adjustment Statement within thirty (30) days after Purchaser’s receipt of the Objection Notice (or within any additional period as mutually agreed to between Purchaser and the Securityholder Representative), then the Closing Adjustment Statement agreed upon by Purchaser and the Securityholder Representative shall be deemed for purposes of this Section 1.7 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 1.7 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and on all Securityholders.

(c)    If Purchaser and the Securityholder Representative are unable to resolve the dispute within thirty (30) calendar days after delivery of the Objection Notice, then any remaining items in dispute shall be submitted to a partner in Deloitte (or, in the event that such firm is unable to act, another independent certified public accounting firm which is one of the ‘Big Four’ accounting firms) (the “Neutral Accountant”). Each of Parent and the Securityholder Representative shall submit a statement of its position and supporting documentation within ten (10) calendar days of engagement of the Neutral Accountant. All determinations and calculations made by the Neutral Accountant pursuant to this Section 1.7(c) shall consider only those Closing Adjustment Items that are set forth in the Objection Notice (or related or relevant or necessary) and remain in dispute and shall be accompanied by a written explanation in reasonable detail of each such required adjustment, including the basis therefor, shall be a value that is not more than Purchaser’s calculation delivered pursuant to Section 1.7(a) nor less than the Securityholder Representative’s calculation delivered pursuant to Section 1.7(b), shall be in writing and shall be delivered to Purchaser and the Securityholder Representative as promptly as practicable (but in no event later than 60 days following the Neutral Accountant appointment). Absent fraud or manifest error, the Closing Adjustment Statement as finally determined by the Neutral Accountant shall be deemed for purposes of this Section 1.7 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 1.7 to be the “Final Closing Adjustment Items” and each shall be final and binding on all parties to this Agreement and on all Securityholders. In determining the Closing Adjustment Statement and the Closing Adjustment Items, the Neutral Accountant shall act as an expert and not as arbitrator. A judgment on the determination made by the Neutral Accountant pursuant to this Section 1.7 may be entered in and enforced by any court having jurisdiction.

(d)    The fees and expenses of the Neutral Accountant in connection with the resolution of disputes pursuant to Section 1.7(c) shall be borne by the Securityholder Representative, on behalf of the Securityholders, in accordance with their respective Pro Rata Shares on the one hand, and Purchaser, on the other hand, in proportion to the amounts by which the proposals of Purchaser and the Securityholder Representative differed from the Neutral Accountant’s final determination.

(e)    The “Final Closing Adjustment” shall be equal to (i) the amount of the Final Closing Adjustment Items, minus (ii) the Estimated Closing Adjustment. For the avoidance of doubt, the Final Closing Adjustment may be a positive or negative number. If the Final Closing

Adjustment is a negative number, then Purchaser shall deliver the absolute value of such negative number promptly (and in no event later than three (3) Business Days after the date of determination of the Final Closing Adjustment) to the Paying Agent for distribution to the Securityholders in accordance with each Securityholder’s Pro Rata Share as set forth in the Allocation Schedule. If the Final Closing Adjustment is a positive number, then Purchaser shall be entitled to retain the Final Closing Adjustment (as an offset against the Adjustment Holdback Amount); provided if the Final Closing Adjustment exceeds the Adjustment Holdback Amount, Purchaser shall be entitled to receive payment of such deficit amount promptly (and in no event later than three (3) Business Days) after the date of determination of the Final Closing Adjustment, from the Securityholders severally and not jointly, in accordance with such Securityholder’s Pro Rata Share in accordance with the Allocation Schedule. If the Final Closing Adjustment is less than the Adjustment Holdback Amount, then promptly (and in no event later than three (3) Business Days) after the date of determination of the Final Closing Adjustment, then the remaining amount of the Adjustment Holdback Amount (and, if Adjustment Holdback Amount is thereby exceeded, the Purchaser shall also pay the balance) to the Paying Agent for distribution to the Securityholders in accordance with their allocable portions in accordance with the Allocation Schedule (as if such amount had originally been part of the Adjusted Purchase Price). For administrative convenience, the adjustments made to calculate the Final Closing Adjustment shall only be applied to those Securityholders who individually hold a Pro Rata Share in excess of 0.1%.

(f)    The parties agree that the procedures set forth in this Section 1.7 shall be the sole and exclusive method for resolving any disputes with respect to the determination of the Final Closing Adjustment Statement, the Final Closing Adjustment Items and the Final Closing Adjustment; provided, that this provision shall not prohibit Purchaser or the Securityholder Representative from instituting litigation to enforce the determination of the Neutral Accountant nor preclude Purchaser from any claim under Section 10 for breach of any representation or warranty even if such claims involves determinations of amounts which were used as a basis for calculation of the Final Closing Adjustment Items and the Final Closing Adjustment.

1.8    Tax Withholding

(a)    Notwithstanding anything in this Agreement to the contrary, all amounts payable pursuant to the terms of this Agreement shall be subject to applicable Tax withholding requirements, and Purchaser, the Company, the Paying Agent and their respective agents (the “Payor”) shall be entitled to withhold or cause to be withheld from amounts payable pursuant to this Agreement any amounts as such Payor shall reasonably determine are required to be withheld therefrom under Legal Requirement with respect to Taxes. To the extent that amounts are so withheld, (i) such amounts shall be treated for all purposes of this Agreement as having been paid to the Persons with respect to whom such amounts were withheld; (ii) such withheld amounts shall be timely remitted by the relevant Payor, to the applicable Governmental Authority; and (iii) the relevant Payor will provide to the Persons with respect to whom such amounts were withheld, within thirty (30) days of the date of such withholding, its written confirmation evidencing the amount withheld from payments under this Agreement.

(a)    Notwithstanding the provisions of Section 1.8(a), and anything else in this Agreement, and in accordance with the Paying Agent undertaking provided by the Paying Agent to the Purchaser as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction

for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Paying Agent Undertaking” and the “Circular”, respectively), with respect to Israeli Taxes, any consideration, or portion thereof, payable or otherwise to be delivered pursuant to this Agreement to any Person (other than consideration payable in respect of Section 102 Shares and Vested Options) (in this Section 1.8, each a “Payee”) shall be retained by the Paying Agent for a period of up to one-hundred eighty (180) days from the Closing Date (or, with respect to any payment to be made following the Closing, within ninety (90) days from the date of such payment), or an earlier date required in writing by such Payee or otherwise required by the ITA (the “Withholding Drop Date”) (during which time no payments shall be made by a Payor to any Payee pursuant to this Agreement and no amounts for Israeli Taxes shall be withheld from the payments deliverable pursuant to this Agreement, except as provided below or as requested otherwise by the ITA) (during which time such Payee may obtain an Israeli Tax Certificate). If such Payee delivers an Israeli Tax Certificate to Purchaser no later than three (3) Business Days prior to the Withholding Drop Date, the deduction and withholding of any Israeli Taxes shall be made in accordance with the provisions of such Israeli Tax Certificate and the balance of the payment that is not withheld shall be paid to such Person. If any Payee (i) does not provide Purchaser with an Israeli Tax Certificate by no later than three (3) Business Days before the Withholding Drop Date or (ii) submits a written request to Purchaser to release such Person’s portion of the consideration payable or otherwise to be delivered pursuant to this Agreement at a specified time prior to the Withholding Drop Date and fails to submit an Israeli Tax Certificate by no later than three (3) Business Days before such specified time, then the amount to be withheld from such Seller’s portion of the consideration otherwise payable pursuant to this Agreement shall be calculated according to the applicable withholding rate as determined by Payor in its reasonable discretion, which amount shall be calculated in NIS based on the US$:NIS exchange rate known on the date the payment is actually made to such Payee, and the Paying Agent will pay to such Payee the balance of the payment due to such recipient that is not so withheld (subject to withholding on account of non-Israeli Taxes, if applicable) and any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee. With respect to all amounts withheld, the withholding party shall promptly provide to the Payee with respect to whom such amounts had been withheld written confirmation of the amounts so withheld.

(b)    Unless otherwise instructed by the ITA in writing, it is hereby agreed that the applicable withholding Tax amount with respect to the Holdback Amounts deliverable to the Founders shall be based on the value of the Parent Shares, as reasonably determined by Purchaser, on the date the Parent Shares are issued to the applicable recipient.

(c)    For the avoidance of doubt, in the absence of an Israeli Tax Certificate that expressly applies to any portion of any Holdback Amount payable to a specific Seller, the calculation of the applicable amount of Israeli Taxes to be withheld from the amount to be paid to such Seller will also include the applicable amount of Israeli Taxes to be withheld from such Seller’s pro rata share of the Holdback Amounts. Notwithstanding the foregoing and anything else to the contrary in this Agreement, with regard to the Holdback Amounts, the Paying Agent shall act in accordance with the Circular and shall provide Purchaser, within the Paying Agent Agreement, with the Paying Agent Undertaking.

(d)    In the event that a Payor receives a demand from the ITA to withhold any amount out of the amount held by such Payor for distribution to a particular payee and transfer it to the ITA, such Payor (i) shall notify such Payee of such matter promptly after receipt of such demand, and provide such Payee with reasonable time (but in no event less than twenty (20) Business Days unless otherwise required by the ITA or any applicable Tax Law, as determined by Purchaser) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA, and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such Payee to Purchaser, shall transfer to the ITA any amount so demanded, including any interest, indexation and fines required by the ITA in respect thereof, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Payee.

(e)    Notwithstanding anything to the contrary herein, any payments made to holders of Section 102 Shares and Company Share Options will be subject to deduction or withholding of Israeli Tax under the ITO on the fifteenth (15th) day of the calendar month following the month during which the Closing occurs, unless prior to the fifteenth (15th) day of the calendar month following the month during which the Closing occurs: (i) with respect to holders of Restricted 102 Grants and Section 3(i) Options, the Israeli Options Tax Ruling (or the Interim Options Tax Ruling) shall have been obtained in which case the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Israeli Options Tax Ruling (or the Interim Options Tax Rulings); (ii) with respect to Foreign Optionholders who are engaged by non-Israeli Subsidiaries and were granted such Company Share Options in consideration solely for work or services performed outside of Israel, a validly executed declaration regarding their non-Israeli residence and confirmation that they were granted such options in consideration solely for work or services performed outside of Israel, in the form to be attached as Exhibit 1.6(b)(i), shall have been provided to Purchaser or the Paying Agent; and (iii) with respect to any other Optionholder, an Israeli Tax Certificate was provided.

1.9    Securityholder Representative Expense Amount. At Closing, Purchaser shall deliver to the Paying Agent, for subsequent delivery to the Securityholder Representative the Representative Expense Amount (such funds being referred to herein as the “Securityholder Representative Expense Fund”) for the purposes of paying directly, or reimbursing the Securityholder Representative for, any third-party expenses pursuant to this Agreement and the agreements ancillary hereto, and to be administered by the Securityholder Representative in accordance with Section 10.7. The Representative Expense Amount shall be withheld from each Securityholder based on such Securityholder’s portion as set forth in the Allocation Schedule, and each Securityholder shall be deemed to have contributed to the Securityholder Representative Expense Fund such holder’s portion of the Representative Expense Amount, to be held by the Securityholder Representative pursuant to this Agreement. The Securityholders will not receive any interest or earnings on the Securityholder Representative Expense Fund and irrevocably transfer and assign to the Securityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Securityholder Representative will not be liable for any loss of principal of the Securityholder Representative Expense Fund other than as a result of its fraud, gross negligence, bad faith or willful misconduct. The Securityholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the release of the remainder of the Retention Indemnity Holdback Amount, unless otherwise indicated by the Securityholder Representative, any amount remaining in the Securityholder Representative Expense Fund shall be released to the Paying Agent and allocated to the Securityholders in accordance with their respective Pro Rata Share, as set forth in the written instructions of the Securityholder Representative. For tax purposes, the Securityholder Representative Expense Fund will be treated as having been received and voluntarily set aside by the Securityholders at the time of Closing.

1.10    Payment Agent. Prior to the Closing, Purchaser and Securityholder Representative shall appoint the Paying Agent, pursuant to the terms and conditions of the paying agent agreement, substantially in the form attached hereto as Exhibit D (the “Paying Agent Agreement”).

1.11    Allocation of Payment1.12 . By its signature below, each Seller expressly agrees to the portion of the allocation of the Closing Payment provided for herein (including as indicated in the Closing Certificate) and the payment procedures set forth herein (including the procedure for Tax withholding contemplated hereby).

2.    REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as otherwise set forth in the Disclosure Schedule, each Seller, severally and not jointly, and solely in relation to such Seller, hereby represents and warrants to the Purchaser as of the date hereof (except for such representations and warranties that are made only as of a specific date, which shall be made only as of such date) as follows:

2.1    Organization and Good Standing. With respect to each Seller that is not an individual, such Seller is duly organized, validly existing and in and, where the concept exists, good standing under the laws of the jurisdiction of its incorporation or organization.

2.2    Authority. This Agreement has been duly executed and delivered by such Seller and is the valid and binding obligations of such Seller, enforceable against such Seller in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

2.3    Consents and Approvals. The execution, delivery and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby do not require such Seller or to obtain any Consent from or give any notice to, any Governmental Authority or other Person.

2.4    No Conflict or Violation. The execution, delivery and performance by such Seller of this Agreement, and the consummation of the transactions contemplated hereby will not (a) violate, conflict with or result in the breach of any of the terms of, result in any modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both, constitute) a default under, any material contract to which such Seller is bound or to which any of its assets or properties may be subject, (b) violate any order, judgment, injunction, award or decree of any arbitrator or Governmental Authority, or any agreement with, or condition imposed by, any arbitrator or Governmental Authority binding upon such Seller, (c) violate any Legal Requirement or (d) result in a breach or violation of any of the terms or conditions of, constitute a default under, or otherwise cause an impairment or a revocation of, any material permit of such Seller.

2.5    Brokerage and Financial Advisers. No broker, finder or financial adviser has acted directly or indirectly as such for, or is entitled to any compensation from, such Seller in connection with this Agreement or the transactions contemplated hereby.

2.6    Shares. Such Seller holds of record and owns beneficially, free and clear of any and all Encumbrance, all of the Shares set forth opposite such Seller’s name on Part 3.2(b) of the Disclosure Schedule. Such Seller is not a party to any option, warrant, purchase right, or other contract or commitment that would require it to sell, transfer, or otherwise dispose of any share capital of the Company, other than pursuant to this Agreement. Upon the delivery of and payment for the Shares to the Paying Agent at the Closing as provided for in this Agreement, the Purchaser will acquire good and valid title to all the Shares set forth opposite such Seller’s name on Part 3.2(b) of the Disclosure Schedule, free and clear of any Encumbrance other than any Encumbrance created by the Purchaser. The Seller is not subject to any voting trust agreement or other Contract relating to the ownership, voting, dividend rights or disposition of the Shares held by such Seller that will not be waived or extinguished by the Closing, except as set forth in Part 3.2(d) of the Disclosure Schedule.

2.7    Proceedings. There are no actions, suits or proceedings, pending or to the knowledge of such Seller threatened, before any Governmental Authority against such Seller that challenges or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement.

2.8    Application for Israeli Tax Certificate. All information provided by Seller or its Representatives and included in any application by such Seller made for exemption from or reduction of withholding Tax in connection with this Agreement (whether for an Israeli Tax Certificate or otherwise), is true, complete, and accurate, and provides full and adequate disclosure of the relevant facts.

3.    REPRESENTATIONS AND WARRANTIES OF COMPANY. Company hereby represents and warrants to and for the benefit of Purchaser, as of the date hereof and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for such representations and warranties that are made only as of a specific date, which shall be made only as of such date), and except as set forth on the Disclosure Schedule as follows (with respect to each of the below representations, reference to the Company shall include also the Subsidiaries (taken as a whole) unless the context requires that it refers only to the Company):

3.1    Status; Authorization.

(a)    Company (i) is a private company limited by shares, duly registered, validly existing and in good standing under the laws of the State of Israel, (ii) has all requisite and full corporate power and authority to carry on its business as now conducted, and (iii) has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(b)    Company is in compliance, in all material respects, with all the applicable requirements of the Companies Registrar and Company has filed all material documents required by the Israel Companies Law 5759-1999 to be filed with the Companies Registrar. Company is not registered under the status and/or was not declared by the Companies Registrar as a “violating company” as such term is defined under Section 362a of the Israeli Companies Law, 5759-1999, and it has not received in writing any notice or warning concerning any intention of the Companies Registrar and/or declare the company a “violating company”. Company maintains all corporate, shareholder or other records and registrations required by any Legal Requirements.

(c)    Company has all necessary corporate power and corporate authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by Company of this Agreement have been duly authorized by the board of directors and by the shareholders of Company and no other corporate proceedings on the part of the Company are necessary for the Company to adopt this Agreement, and no further vote or approval on the part of any Securityholders (in their capacity as such) will be required for the Company to approve or adopt this Agreement, and each certificate and other instrument required hereby and thereby to be executed and delivered by the Company.

(d)    This Agreement has been duly executed and delivered by Company and assuming the due authorization, execution and delivery by Parent, Purchaser, Sellers and the Securityholder Representative, constitutes a legal, valid and binding obligation of Company enforceable against Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

(e)     Except as set forth in Part 3.1(e) of the Disclosure Schedule, Company does not own any controlling interest in any other Entity and Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any other Entity. Company has not agreed and is not obligated to make any future investment in or capital contribution to any other entity.

(f)    Prior to the date of this Agreement, the Company has made available to Parent on the Diligence Site true, correct and complete copies of the Company’s Governing Documents, each as amended and currently in effect. The Company’s Governing Documents are in full force and effect, and the Company is not in violation of (and has not previously violated) any provision of its Company’s Governing Documents. There are no entities that have been merged into or that otherwise are predecessors of the Company. The operations now being conducted by the Company are not (and have never been) conducted under any other name.

(g)    Part 3.1(g) of the Disclosure Schedule contains a true, correct and complete list of the directors and officers of the Company as of the date hereof.

3.2    Capitalization, Etc.

(a)    The authorized share capital of Company consists of:

(i)    70,788,064 Company Ordinary Shares, of which 7,422,093 shares have been issued and are outstanding as of the date of this Agreement;

(ii)    4,936,000 Preferred A Shares, all of which have been issued and are outstanding as of the date of this Agreement;

(iii)    6,279,289 Preferred B Shares, all of which have been issued and are outstanding as of the date of this Agreement;

(iv)    6,723,798 Preferred C Shares, all of which have been issued and are outstanding as of the date of this Agreement;

(v)    4,959,860 Preferred D Shares, all of which have been issued and are outstanding as of the date of this Agreement;

(vi)    6,287,989 Preferred E Shares, all of which have been issued and are outstanding as of the date of this Agreement; and

(vii)    25,000 Deferred Shares, all of which have been issued and are outstanding as of the date of this Agreement.

(b)     All of the outstanding Shares have been duly authorized and validly issued, and are fully paid, and are held and on record as set forth in the capitalization table attached hereto as Part 3.2(b) of the Disclosure Schedule. No shares of Company’s equity securities are subject to any repurchase option which is held by Company. Company Ordinary Shares and the Company Preferred Shares have the rights, preferences, privileges, and restrictions set forth in the Company’s Governing Documents.

(c)    The Sellers collectively are the beneficial and record owners of all of the issued and outstanding Shares and, except as set forth in the Company’s Governing Documents, the Shares are not subject to any Encumbrances.

(d)    Except as set forth in Part 3.2(d) of the Disclosure Schedule, the Company is not a party or subject to any agreement or understanding and there are no agreements or understandings between the Company and any Persons that affect or relate to the voting or giving of consent with respect to any security or by a director of the Company.

(e)    Company has granted options to purchase 6,645,760 Company Ordinary Shares as of the date of this Agreement. Part 3.2(e) of the Disclosure Schedule accurately sets forth, with respect to each Company Share Option that is outstanding as of the date of this Agreement including Company Share Options which were exercised into Shares: (i) the name of the holder of such Company Share Option; (ii) the total number of shares of Company Ordinary Shares that are subject to such Company Share Option and the number of shares of Company Ordinary Shares with respect to which such Company Share Option are Vested Options, and the number that are Unvested Options; (iii) the date on which such Company Share Option was granted and the term of such Company Share Option; (iv) the vesting schedule for such Company Share Option including any acceleration provision; (v) the exercise price per share of Company Ordinary Shares purchasable under such Company Share Option; (vi) the expiration date of such Company Share Option; (vii) the plan under which such Company Share Option was granted, (viii) the residence and employing entity of each holder of Company Share Options; (ix) with respect to Company Share Options granted to Israeli taxpayers, whether each such Company Share Option was granted and is subject to tax pursuant to Section 3(i) of the ITO or Section 102 of the ITO and specifying the subsection of Section 102 of the ITO pursuant to which the Company Share Option was granted and is subject to tax and whether an election was made to treat such Company Share Option under the capital gains route or ordinary income route; and (x) where relevant, the date on which the Company Share Option granted pursuant to Section 102(b)(2) of the ITO was deposited with the Section 102 Trustee (both with respect to the deposit of the board resolution and the deposit of the option agreement).

(f)    Except as set forth in Part 3.2(f) of the Disclosure Schedule, and except as set forth in the Company’s Governing Documents, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Shares or other securities of Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Shares or other securities of Company; (iii) Contract under which Company is or may become obligated to sell or otherwise issue any Shares or any other securities; or (iv) existing or reasonably anticipated condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Shares or other securities of Company. There are no declared or accrued but unpaid dividends with respect to any Shares.

(g)    All outstanding Shares and all outstanding Company Share Options have been issued and granted and/or terminated and settled in compliance with (i) all applicable Legal Requirements, and (ii) all requirements set forth in applicable Company Contracts and (with respect to any Company Share Options, the terms of the Company Share Plan).

(h)    Other than the repurchase of unvested shares of Company Ordinary Shares subject to repurchase in favor of Company and except as set forth in the Company’s Governing Documents, none of the outstanding Shares are subject to a repurchase or redemption right, and Company has never repurchased, redeemed or otherwise reacquired any Shares or other securities of Company. All securities so reacquired by Company were reacquired in compliance with (i) the applicable provisions of the Company’s Governing Documents and all other applicable Legal Requirements, and (ii) all requirements set forth in applicable restricted share purchase agreements and other applicable Contracts.

(i)    All dividends or other distributions of profits declared, made or paid since the date of incorporation of Company have been declared, made or paid in accordance with all applicable Legal Requirements and Company’s Governing Documents. The unissued share capital of Company is not subject to any Encumbrances.

3.3    Financial Information; Books and Records

(a)    True and complete copies of the following financial statements (collectively referred to herein as the “Financial Statements”) have been made available to Parent on the Diligence Site: (i) audited financial statements as of and for the year ending December 31, 2019, and the related statements of income, changes in shareholders’ equity and cash flows of Company, together with all related notes and schedules thereto, accompanied by the reports thereon of their respective accountants; (ii) audited financial statements as of and for the year ending December 31, 2020, and the related statements of income, changes in shareholders’ equity and cash flows of

Company; (iii) unaudited financial statements as of and for the fiscal quarter ending March 31, 2021, and the related statements of income, changes in shareholders’ equity and cash flows of Company (“Quarterly Financials”) and (iv) the unaudited, management prepared, balance sheet of the Company as at March 31, 2021 (the “Interim Balance Sheet Date”; the balance sheet for the Interim Balance Sheet Date being the “Interim Balance Sheet”) and the related statements of income, changes in shareholders’ equity and cash flows of Company, in each case, having regard to the purposes for which they were prepared and the fact that the Quarterly Financials and Interim Balance Sheet have not been prepared to a statutory or audited standard and may not contain normal year-end adjustments or all notes required to be provided in compliance with Applicable Financial Standards.

(b)    The Financial Statements (i) were prepared in accordance with the books of account and other financial records of Company, (ii) present fairly, in all material respects, the consolidated financial condition and results of operations of Company as of the dates thereof or for the periods covered thereby, and (iii) have been prepared in accordance with the Applicable Financial Standards; provided the Quarterly Financials and the Interim Balance Sheet may not contain all notes required to be provided in compliance with Applicable Financial Standards.

(c)    The books of account and other financial records of Company: (i) reflect all items of income and expense and all assets and liabilities required to be reflected therein in accordance with the Applicable Financial Standards, (ii) are complete and correct, in all material respects and (iii) have been maintained in accordance with good business and accounting practices.

(d)    Since the Interim Balance Sheet Date, there has not been any Material Change.

3.4    Liabilities. Company has no Liability other than (i) Liabilities reflected on the Financial Statements or disclosed in the notes thereto; (ii) Liabilities that have arisen since the date of the Interim Balance Sheet Date in the ordinary course of the operation of business of the Company, (iii) Liabilities incurred in connection with the transactions contemplated by this Agreement and not in violation of this Agreement or (iv) as disclosed in Part 3.4 of the Disclosure Schedule. Company has no Off-Balance Sheet Liabilities. Since the Interim Balance Sheet Date, and other than in the ordinary course of business consistent with past practice there has not been, with respect to the Company: (a) any material adverse change in the assets, liabilities, condition (financial or otherwise) or business of the Company; (b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, condition (financial or otherwise), operating results or business of the Company; (c) any waiver by the Company of a valuable right or of a debt owed to it; (d) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and that is not individually or in the aggregate adverse to the assets, properties, condition (financial or otherwise), operating results, prospects or business of the Company; (e) any adverse change or amendment to a material contract or material arrangement by which the Company or any of its assets or properties is bound or subject; (f) any material change in any compensation arrangement or agreement with any officer or Key Employee of the Company; (g) any direct or indirect loans made by the Company to its employees, officers, or directors other than travel advances made in the ordinary course of business; (h) any resignation or termination of employment of any officer or key employee of the Company; (i) any sale, transfer or lease of, except in the ordinary course of business, or mortgage, pledge or imposition of lien on, any of the Company’s assets; (j) any change in the accounting methods or accounting principles or practices employed by the Company; (k) any declaration or making of distributions of any kind to shareholders; (l) any entering into related party transaction; (m) any other event or condition of any character that would or is likely to have a Material Adverse Effect on the assets, properties, condition (financial or otherwise), operating results or business of the Company; or (n) any arrangement or commitment by the Company to do any of the things described in this Section 3.4.

3.5    Bank Accounts and Receivables. The Company has made available to Parent on the Diligence Site accurate information with respect to each account maintained by or for the benefit of Company at any bank or other financial institution. Subject to applicable reserves for bad debts shown on the Interim Balance Sheet, or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the accounting records of the Company, all accounts and notes receivable reflected on the Interim Balance Sheet are (i) valid, genuine and subsisting, and (ii) to Company’s Knowledge, subject to no defenses, offsets or counterclaims and Company has received no written notice that any such receivable is not collectible.

3.6    Real and Personal Property

(a)    The Company owns no real property and has never owned any US real property. Part 3.6(a) of the Disclosure Schedule hereto correctly identifies (i) each lease or rental of real property held or paid by Company; (ii) the expiration of the term of such lease or sublease for each leased or subleased property; and (iii) each parcel of real property, and each interest (other than such leases or rentals) in real property, used for the operations of the businesses of Company. Except as set forth in Part 3.6(a) of the Disclosure Schedule, (a) any properties described in Part 3.6(a) of the Disclosure Schedule and Company’s use thereof, to Company’s Knowledge, conform with all applicable ordinances, requirements, regulations, zoning laws, restrictive covenants, conditions and restrictions and do not encroach on property of others, and are not encroached upon by structures of others; and (b) no written claims, charges or notice of violations have been filed, served, or to the Company’s Knowledge threatened, orally or in writing, against the Company or relating to any such property or any of the operations conducted at any such property (currently or in the past) as a result of (i) any violation or alleged violation of any applicable ordinances, requirements, regulations, zoning laws, restrictive covenants, conditions or restrictions, or (ii) as a result of any encroachment on the property of others.

(b)    The Company does not currently own any tangible personal property and assets, other than tangible assets customarily used in the ordinary course of business (e.g., furniture, equipment, computers and the like). Company has good and marketable title to, in the case of leases of properties and assets, a valid leasehold interest in, and is in possession of or has control over, all of its real and tangible personal property, none of which is held under or subject to any mortgage, pledge, lien, lease, encumbrance, conditional sales contract or other security arrangement except to the extent described in Part 3.6 of the Disclosure Schedule. For the avoidance of doubt, the representations in this Section 3.6 do not apply to Software or other Intellectual Property.

3.7    Software and Other Intellectual Property

(a)    Part 3.7(a) of the Disclosure Schedule contains an accurate and complete list of: (i) all Company IP Registrations; (ii) Company Owned Software (by major point version); and (iii) Embedded Third Party Software (other than Open Source Software disclosed on Part 3.7(n) of the Disclosure Schedule and Off-the-Shelf Software).

(b)    Company has good and valid title to, and has the full right to use, all Company Owned IP, in each case free and clear of any Encumbrance, and the rights to use all other Company Owned or Used IP (subject to the terms and conditions of any license to use Company Licensed Software and to any license to use Open Source Software disclosed in the Disclosure Schedule). Except for Embedded Third Party Software and Off-the-Shelf Software, no rights of any third party are necessary to market, offer for sale, license, or other disposition of, or modify, update, and/or create derivative works for the Company Owned IP. There is no Intellectual Property of a third party embedded in, distributed with or bundled with the Company Owned Software other than the Embedded Third Party Software. No rights of any third party are necessary to offer for sale, license, or other disposition of, or modify, update, and/or create derivative works for any Embedded Third Party Software other than the rights granted pursuant to (i) the Material Contracts (ii) contracts for Off-the-Shelf Software and (iii) contracts for Open Source Software (provided the foregoing rights are limited solely as expressly set forth in the written agreement (including online or other click-through licenses) related to such item).

(c)    Part 3.7(c)(i) of the Disclosure Schedule contains a complete list of all IP Contributors. All IP Contributors have executed and delivered to Company nondisclosure and invention assignment agreements (a “PIIA”), which (i) ensures that all Intellectual Property conceived, invented, discovered, developed, programmed, designed, or reduced to practice (either alone or jointly with others) during and as a result of their employment or engagement as the case may be, with the Company (including with respect to the Company’s Founders, also Intellectual Property developed by them prior to the incorporation of the Company which relates to the Company’s business) is owned exclusively by the Company and such agreements include assignment provisions with respect thereto; and (ii) include an explicit and irrevocable waiver of all non-assignable rights (including moral rights) and rights to receive royalties or compensation in connection therewith (including, with respect to employees of the Company, waiver under Section 134 of the Israeli Patent Law, 1967). All amounts payable, whether under contract or applicable Legal Requirement, by the Company to all IP Contributors have been paid in full other than ongoing outstanding payments (including, without limitation, salary and commissions), which did not yet become due on the date of the Closing. No current or former IP Contributor is or has performed services for, was engaged by or with, or otherwise is or was under restrictions resulting from such IP Contributor’s relations with, any third party including, without limitation, any governmental body or institution (including the Israeli Defense Forces), university, college or other academic or educational institution or research center, during the time such IP Contributor is or was so involved in, or contributing to the creation or development of any Company Owned IP. No IP Contributor has excluded any Intellectual Property used in or necessary for use in the business of the Company from any assignment of, or agreement to assign, Intellectual Property to the Company. It will not be necessary to use any of the developments, ideas, inventions, trade secrets, proprietary information, or other Intellectual Property of any IP Contributor, made prior to their employment or engagement by the Company, with respect to the Company’s business as now conducted, other than those that have been duly and validly assigned to the Company by such IP Contributor.

(d)    All the confidential information of the Company and of third parties disclosed to the Company under a duty of confidentiality is being (and has been) continuously maintained in confidence by the Company by taking reasonable precautions designed to protect and prevent its disclosure to unauthorized parties. All vendors and other third parties including the IP Contributors to whom Company has disclosed trade secrets or confidential information have entered into confidentiality agreements with the Company or other agreements or obligations with provisions that protect the confidentiality of such information.

(e)    With respect to Company Owned Software and any other Software embedded in or bundled with any Company Owned Software (i) Company maintains machine-readable master-reproducible copies, source code listings (except with respect to incorporated Company Licensed Software, the source code listings for which are not used or held for use in Company’s business), technical documentation and user manuals for the most current releases or versions thereof and for all earlier releases or versions thereof currently being supported by them; (ii) in each case, the machine-readable copy substantially conforms to the corresponding source code listing; (iii) it is written in the language set forth in Part 3.7 of the Disclosure Schedule for use on the hardware set forth thereon or with standard operating systems; (iv) it can be maintained and modified by reasonably competent programmers familiar with such language, hardware and operating systems; and (v) in each case, it operates, in all material respects, in accordance with user manual therefor without material operating defects.

(f)    Company has not misappropriated any trade secret of any other Person and no Company Owned IP (other than Off-the-Shelf Software) or their respective past or current uses, including the preparation, distribution, licensing, or offering for sale, license, or other disposition thereof, has violated or infringed upon, or is violating or infringing upon, any Intellectual Property right of any other Person. None of the Company Owned IP or, to Company’s Knowledge, Embedded Third Party Software, is subject to any judgment of any court or other Governmental Authority. No Legal Proceeding is pending or is to the Company’s Knowledge threatened, nor has any claim or demand been made, which challenges or challenged the legality, validity, enforceability, use or exclusive ownership by Company of any of its Company Owned IP or, to Company’s Knowledge, Embedded Third Party Software. To Company’s Knowledge, no Person is violating or infringing upon, or has violated or infringed upon at any time, any of the Intellectual Property rights of Company in Company Owned IP.

(g)    Company has reasonably maintained all trade secrets with respect to Company Owned IP in compliance for the requirements for such items to retain their status as trade secrets. Company has not disclosed or delivered to any escrow agent or to any other Person, or permitted the disclosure to any escrow agent or to any other Person of, the source code (or any aspect or portion thereof) for or relating to any past, present or future product of Company.

(h)    (i) Company is not in material breach of or default under any license, sublicense or other Contract to which it is a party and pursuant to which Company uses Intellectual Property provided to Company under such Contract, which Intellectual Property is necessary to the conduct of Company as currently conducted, and (ii) Company has not performed any act or omitted to perform any act under such Contract which, with notice or lapse of time or both, will directly result in or constitute a violation of or infringement upon any Intellectual Property right provided under such Contract.

(i)    None of the Company Owned IP is owned by or registered in the name of any current or former owner, shareholder, partner, director, executive, officer, employee, salesman, agent, customer, representative or contractor of Company nor does any such Person have any interest therein or right thereto, including the right to royalty payments.

(j)    Except for code to terminate functionality in demonstration or trial copies, no portion of any Company Owned Software or, to Company’s Knowledge, Embedded Third Party Software or other Company Software contains any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware, or data without the consent of the user.

(k)    Set forth in Part 3.7(k) of the Disclosure Schedule are all Internet domain names used in Company’s business (“Domain Names”). Except as set forth in Part 3.7(k) of the Disclosure Schedule, Company is the registrant of all Domain Names, and all registrations of Domain Names are in good standing until such dates as set forth in Part 3.7(k) of the Disclosure Schedule. No action has been taken by Company or is pending to challenge rights to, suspend, cancel or disable any Domain Name, registration therefor or the right of Company to use a Domain Name. Company has the rights to use on the Internet the Domain Names.

(l)    Company is not in violation of any governmental prohibition or restriction on the use of any Company Owned Software or other Company Owned IP, or any other Company Owned or Used IP, in any jurisdiction in which Company conducts business or on the export or import of any Company Owned or Used IP from or to any jurisdiction in which Company conducts business.

(m)    Neither Company nor any Affiliate has exported or re-exported, directly or indirectly (including via remote access) any part of any Company Owned Software or other Company Owned IP to any country to which a license is required under the laws, administrative regulations, and executive orders relating to the control of imports and exports of commodities and technical data, use and remote use of Software and related property, and registration of customer agreements, including the Export Administration Regulations of the U.S. Department of Commerce (“EAR”), the International Traffic in Arms Regulations of the U.S. Department of State, and the Enhanced Proliferation Control Initiative in the U.S. without first obtaining all applicable licenses (including permits from the Israeli Ministry of Defense, the Israeli Ministry of the Economy or any other Israeli Governmental Authority, if applicable). The Company is and has been at all times conducting its export transactions in accordance with all applicable import/export controls in countries in which the Company conducts business (including without limitations the Israeli Order Governing the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, the Israeli Defense Export Control Law, 2007, the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies), 2006, as amended). Without limiting the foregoing, to the extent required, the Company has obtained all applicable export and import licenses and approvals from, and made all filings with, any governmental entity required for its export and import of products, services, software and technologies (including the Israeli Ministry of Defense, the Israeli Ministry of the Economy or any other Israeli Governmental Authority). There are no pending or threatened claims in writing against the Company with respect to export or import transactions. The Company does not use or develop or engage in encryption technology or other technology whose development, commercialization or export is restricted under Israeli law, and is not required to obtain a license from the Israeli Ministry of Defense or any authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended or other applicable laws regulating the development, commercialization or export of the encryption technology and any other restricted technologies.

(n)    The Company is in compliance with all applicable laws which restrict or prohibit the carrying on of business with individuals, corporations or countries as a result of breaches of international law, or in response to threats to world order, including in compliance with the Israeli Trading with the Enemy Ordinance of, as amended, and any regulations and orders promulgated related thereto.

(o)    The information with respect to each Open Source Software component set forth in Part 3.7(o) of the Disclosure Schedule is accurate and complete in all material respects. Except as set forth in Part 3.7(o) of the Disclosure Schedule, no Open Source Software is used in, incorporated into, integrated with, bundled with or distributed with any Company Owned Software or other Company Owned IP. Company has not used Copyleft Software in any manner that, with respect to any Company Owned Software (excluding the Copyleft Software itself), does or is reasonably expected to (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, or (iv) create, or purport to create, obligations for Company with respect to any Company Owned IP or grant, or purport to grant, to any third party, any rights or immunities under any rights to the Company Owned IP. With respect to any Copyleft Software that is or has been used by Company in connection with any Company Owned IP, Company has been and is in material compliance with all applicable licenses with respect thereto.

(p)    Except as set forth in Part 3.7(p) of the Disclosure Schedule, (i) Company has not licensed any Company Owned IP to any Person on an exclusive basis, and (ii) Company has not entered into any covenant not to compete or Contract limiting its ability to exploit fully any of Company Owned IP or to transact business (1) in any market or geographical area or (2) with any Person. All Company Owned IP is and, following Closing, will be fully transferable, alienable and licensable by the Company or Purchaser without restriction, obligation or payment of any kind and without approval of any third Person, including any Governmental Authority.

(q)    Except as disclosed in Part 3.7(q) of the Disclosure Schedule, all rights of Company in Company Owned or Used IP (in each case excluding personal data) will not be terminated or restricted as a result of the transactions contemplated by this Agreement. As a result of the transactions contemplated by this Agreement, upon the Closing, Company and its assignees, if any, shall continue to own or possess, or own or possess adequate and enforceable licenses, sublicenses or other rights to use, without payment of any additional fee not currently payable related to such transactions, all the Intellectual Property relating to Company Owned or Used IP and all data relating to customers.

(r)    The Company and all third parties acting on behalf of the Company that has or has had access to Personal Information collected by or on behalf of the Company comply, and have always complied, with all (i) applicable Legal Requirements, (ii) contractual obligations (including, but not limited to, those with identified customers), (iii) internal and public-facing privacy, data handling and/or security policies of the Company, and (iv) public statements that the Company has made regarding their respective privacy, data handling and/or data security policies or practices (collectively, “Privacy Laws and Requirements”) relating to (A) the privacy of users of any web properties, products and/or services of the Company, (B) the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing of any Personal Information collected or used by the Company and/or by third parties having access to such information and (C) the transmission of marketing and/or commercial messages through any means, including, without limitation, via email, text message and/or any other means. The execution, delivery and performance of this Agreement complies with all Privacy Laws and Requirements. Any consents required under Privacy Laws and Requirements for the collection, processing, transfer and other use of Personal Information by the Company for the conduct of the Company’s business have been obtained. Except as disclosed in Part 3.7(r) of the Disclosure Schedule, all databases owned, controlled, held or to the Company’s knowledge used by the Company and required to be registered under Privacy Laws and Requirements have been properly registered, and the data therein has been used by the Company solely as permitted pursuant to such registrations. The Company is and has been at all times in compliance with all laws relating to data security, data loss, theft and breach of security notification obligations, including the Protection of Privacy Regulations (Data Security), 2017 and Israel Protection of Privacy Law, 1981.

(s)    The Company maintains privacy policies that describe its respective policies with respect to the collection, use, storage, retention, disclosure, transfer, disposal or other processing of Personal Information. True and correct copies of all such privacy policies have been made available to Parent on the Diligence Site. Each such privacy policy and all materials distributed or marketed by the Company has at all times included all information and made all disclosures to users or customers required by all Privacy Laws and Requirements, and none of such disclosures made or contained in any such privacy policy or in any such materials has been inaccurate, misleading or deceptive or in violation of any Privacy Laws and Requirements.

(t)    There is no material written complaint to, or any audit, proceeding, investigation (formal or informal) or written claim currently pending against, the Company by any private party, the Federal Trade Commission, any state attorney general or similar state official, or any other Governmental Authority, foreign or domestic, with respect to the collection, use, retention, disclosure, transfer, storage or disposal of Personal Information. The Company provides its employees with training and periodic communications related to the Privacy Laws and Requirements as applicable to the Personal Information that they collect, use, store, transfer, disclose, maintain and/or otherwise process. The Company has at all times taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect Personal Information against loss and against unauthorized access, use, modification, disclosure or other misuse. Except as disclosed in Part 3.7(t) of the Disclosure Schedule, there have been no material unauthorized access to, disclosure of, appropriation of and/or any other misuse of any Personal Information nor has there been any material breach in security of any of the information systems used to store or otherwise process any Personal Information.

(u)    Part 3.7(u) of the Disclosure Schedule (i) sets out a description of all Personal Information that the Company and all third parties acting on its or their behalf has transferred from one country to another and, in each instance, identifies the exporting and importing countries, (ii) identifies the data exporter and data importer, (iii) describes the purposes of each cross-border data transfer and (iv) describes the legal basis under which each of the data transfers were made. Except as disclosed in Part 3.7(u) of the Disclosure Schedule neither the Company nor any third party acting on its behalf has transferred any Personal Information across any international borders.

(v)    All Company IT Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry, to ensure reasonable operation, monitoring and use. The Company has not experienced any material disruption to, or material interruption in, the conduct of business, including any event, disruption or defect that resulted in the provision of service level credits or the like to any counterparty under any contract, that is attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems. The Company has taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of the Company (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Company.

(w)    The Company has established and is in compliance with a written information security program that: (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of transactions and Personal Information; and (ii) is designed to protect against unauthorized access to the Company IT Systems or Personal Information and the systems of any third party service providers that have access to Company IT Systems and/or Personal Information. Except as disclosed in Part 3.7(t) of the Disclosure Schedule, the Company has not suffered any security breach with respect to any Personal Information and/or with respect to the Company IT Systems. No breach or violation of any security program described above has occurred or to the Company’s Knowledge is threatened, and there has been no unauthorized or illegal use of or access to any Personal Information.

(x)    The Company has not obtained any Governmental Grant from any Governmental Authority. “Governmental Grant” means any grant, incentive, subsidy, award, loan, participation, cost sharing arrangement, or reimbursement arrangement provided or made available by or on behalf of or under any other Governmental Authority, including the Israel Innovation Authority (formally the Office of the Chief Scientist of the Israeli Ministry of the Economy).

3.8    Products

(a)    To the Company’s Knowledge, each product offered for sale by Company conforms in all material respects with any specification, documentation, performance standard, representation or statement made or provided with respect thereto by or on behalf of Company.

(b)    Company has not received written notice from any customer (including any OEM customer, reseller or similar person) or Governmental Authority or consumer organization alleging that any product offered for sale by Company does not conform in all material respects with any specification, documentation, performance standard, representation or statement made or provided by or on behalf of Company (except with respect to claims in the ordinary course of business, which shall not include substantial repeated failures of products to comply with specifications).

3.9    Contracts and Commitments

(a)    Part 3.9 of the Disclosure Schedule lists each Material Contract. Company has made available to Parent on the Diligence Site true, complete and correct copies of the Material Contracts (including without limitation any written modifications thereto and an accurate written summary of the terms and conditions of any enforceable oral agreement).

(b)    Each of the Material Contracts is enforceable by Company against each other party thereto, in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirement now or hereafter in effect relating to creditors’ rights or (ii) the discretion of the appropriate court with respect to specific performance, injunctive relief or other terms of equitable remedies.

(c)    Except as set forth in Part 3.9(c) of the Disclosure Schedule, neither Company nor, to Company’s Knowledge, any other party to a Material Contract, is in material default thereunder or in material breach thereof. There exists no event, occurrence, condition or act which constitutes or, with the giving of notice, the lapse of time, would become a material default by either Company, or to Company’s Knowledge, any other party under any Material Contract.

3.10    Customers. Part 3.10 of the Disclosure Schedule sets forth the name of each of the top ten (10) customers of the Company by revenue during (a) the twelve (12) month period ending December 31, 2019, and (b) the twelve (12) month period ending December 31, 2020 (collectively, the “Material Customers”), the amounts currently owed by each such Material Customer to the Company and whether such amounts are past due. No Material Customer has provided the Company with written notice regarding termination, nor canceled or otherwise terminated its relationship with the Company, or materially decreased its usage or purchase of the products of the Company. To the Company’s Knowledge, no Material Customer intends to terminate, cancel or otherwise modify its relationship with the Company (or with Purchaser post-Closing) or to decrease or limit its usage, purchase or distribution of the products of the Company.

3.11    Suppliers. Part 3.11 of the Disclosure Schedule sets forth the name of each of the top ten (10) suppliers (each, a “Supplier”) of the Company by gross expenditure paid to such Supplier (a) the gross expenditures paid to such Supplier during the twelve (12) month period ending December 31, 2019, (b) the gross expenditures paid to such Supplier for the twelve (12) month period ending December 31, 2020, (c) the amount currently owed by the Company to such Supplier and (d) whether any such amounts are past due. No Supplier has provided the Company with a written notice regarding termination, nor canceled or otherwise terminated its relationship with the Company or materially decreased the services, products or materials made available to the Company. To the Company’s Knowledge, no Supplier intends to terminate, cancel or otherwise materially modify its relationship with the Company (or with Purchaser post-Closing) or to materially decrease or limit the services, products or materials made available to the Company.

3.12    Insurance. Part 3.12 of the Disclosure Schedule discloses each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which Company is a party, a named insured or otherwise the beneficiary of coverage, all of which are (i) in full force and effect, (ii) provided by reputable carriers, and (iii) have not been subject to any lapse in coverage. There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, Company is not liable for retroactive premiums or similar payments, and Company is otherwise in compliance in all material respects with the terms of such policies and to the Company’s Knowledge there is no similar state of facts which would form the basis for termination of any such insurance policy. Company has no knowledge of any threatened termination of, or material premium increase with respect to, any such policy. Part 3.12 of the Disclosure Schedule discloses all claims asserted by Company pursuant to any insurance policy and describes the nature and status of each such claim.

3.13    Employees.

(a)    Part 3.13(a)(A) of the Disclosure Schedule contains a complete and accurate list of all of the officers and other employees of the Company, describing for each such employee (including any such employee who is on a leave of absence) (i) the name of such employee and the date as of which such employee was originally hired by the Company, and whether the employee is on an active or inactive status; (ii) such employee’s title, position, employing entity, department, work location; (iii) such employee’s full-time or part-time status, overtime classification (e.g., exempt or non-exempt), prior notice entitlement, salary and any other compensation or benefit payable, maintained or contributed to or with respect to which any liability is borne by the Company (whether now or in the future) to each of the listed employees and including but not limited to the following entitlements: bonus (including type of bonus, calculation method and amounts received during the year of 2020), commissions (including calculation method and amounts received during the year of 2020), overtime payment, vacation entitlement and accrued vacation, travel entitlement (e.g. travel pay, car, leased car arrangement and car maintenance payments), sick leave entitlement and accrual, special termination grant, bonus for change in control, recuperation pay entitlement and accrual, pension arrangement and/or any other provident fund (including managers’ insurance and education fund), their respective contribution rates and the salary basis for such contributions, whether such employee, is subject to a Section 14 Arrangement under the Israeli Severance Pay Law - 1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to a Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of such person’s employment and on the basis of such person’s entire salary), last compensation increase to date including the amount thereof. Other than their salaries, the Company’s employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions. Part 3.13(a)(C) of the Disclosure Schedule contains a complete and accurate list of all of the independent contractors, consultants, temporary employees or leased employees of the Company other than employees (“Contingent Workers”), showing for each Contingent Worker such individual’s role in the business, fee or compensation arrangements, notice requirements to terminate the agreement, and other contractual terms with the Company. Except as contemplated by this Agreement or as set forth on Part 3.13(a)(D) of the Disclosure Schedule, (i) to the Company’s Knowledge, no officer or key employee, or group of employees or Contingent Workers, has notified the Company of its intent to terminate such person’s employment or service arrangement with the Company and (ii) in the past twelve (12) months no officer’s or key employee’s employment with the Company has been terminated for any reason.

(b)    Except as set forth in Part 3.13(b) of the Disclosure Schedule, the Company has no employment contract with any officer or employee or any other consultant or person, which is not terminable by it at will without liability, upon no more than thirty (30) days’ prior notice. All of the Company’s current or former employees and consultants and/or contractors and former employees and former consultants and/or contractors executed employment agreements or engagement agreements and valid PIIA (which include non-compete, non- solicitation, non-disclosure and assignment of IP, other than with respect to US Employees for which there are no non-compete provisions).

(c)    Except as set forth in Part 3.13(c) of the Disclosure Schedule, there are no written or unwritten policies or customs that, by extension, could entitle any Company employee or contractor or consultant to benefits in addition to those to which they are entitled pursuant to their employment agreements or engagement agreements, or any options grant letter or agreement. True and complete copies of all offer letters, contracts of employment, variations to contracts of employment, staff handbooks, policies, procedures (including disciplinary, dismissal and grievance procedures) and other documents relating to the employment of the employees of the Company have been made available to Parent on the Diligence Site.

(d)    (i) The Company is, and at all times has been, in material compliance with all applicable laws and regulations respecting labor, employment, fair employment practices, work place safety and health, workers’ compensation, unemployment compensation, terms and conditions of employment, and wages and hours, including but not limited to the Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Employment by Human Resource Contractors Law, 1996, the Advance Notice for Dismissal and Resignation Law, 2001, the Salary Protection Law, 1958, and the Law of Increased Enforcement of Labor Laws, 2011, and to the proper withholding and remission to the proper tax and other authorities of all sums required to be withheld from employees or persons deemed to be employees under applicable laws respecting such withholding (including as required by the Israeli Income Tax Ordinance [New Version] 1961, as amended, and the rules and regulations promulgated thereunder, and the National Insurance Law of Israel or otherwise); (ii) the Company is not delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such employees or Contingent Workers other than ongoing payments in the ordinary course of business (including, without limitation, salary and commissions), which did not yet become due on the date of the Closing; (iii) except for grievances and complaints in the ordinary course of business, or as set forth in Part 3.13(d) of the Disclosure Schedule, there are no, and there have been no, formal or to the Company’s Knowledge informal grievances, complaints, litigation, arbitration, governmental audits, governmental investigations or charges with respect to employment or labor matters (including allegations of employment discrimination, retaliation, or unfair labor practices, and noncompliance with wage and hour laws) pending or to the Company’s Knowledge threatened against the Company in any judicial, regulatory or administrative forum, under any private dispute resolution procedure or internally; (iv) none of the employment policies or practices of the Company is currently being audited or investigated or has been audited or investigated; (v) neither the Company nor any of its officers (in their capacity as such), is, or has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (vi) the Company is in compliance with the requirements of the Immigration Reform Control Act of 1986; (vii). Except as set forth in Part 3.13(d) of the Disclosure Schedule, all US employees of the US Subsidiary are employed at-will and no employee is subject to any employment contract with the Company, whether oral or written; and (viii) the Company is not a government contractor or subcontractor for purposes of any law with respect to the terms and conditions of employment. The Company has correctly classified employees as exempt or non-exempt employees under the Hours of Work and Rest Law, 1951.

(e)    To the extent that any Contingent Workers are used, the Company has properly classified and treated them as independent contractors in accordance with applicable laws and for purposes of all wage, hour, classification and tax laws and regulations and employee benefit plans and perquisites, The Company currently classifies and has properly classified each of its U.S. employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local and foreign wage and hour laws, and is and has been otherwise in compliance with such laws. All Contingent Workers engaged by the Company as independent contractors, rather than employees, have been properly classified by the Company as such. All Company’s contractors and consultants were rightly classified as contractors or consultants under Israeli law and all such agreements contain provisions which state that no employer-employee relations exist between such consultant or contractor and the Company. The Company does not have and has never had any liability with respect to any misclassification of any contractor or consultant (including former Company contractors and consultants) as an independent contractor. The Company does not engage any personnel through manpower agencies. The Company does not employ or engage or engage through a third party with employees whom the Israeli Law for Employment of Foreign Employees applies to. No contractor and consultant or former contractor and consultant has asserted any allegation in writing that such contractor and/or consultant was not rightly classified as an independent contractor.

(f)    There is no, and there has not been, any labor strike, picketing of any nature, labor organizational campaigns, labor dispute, slowdown or any other concerted interference with normal operations, work stoppage or lockout pending or to the Company’s Knowledge threatened against or affecting the Company; (i) the Company does not have any duty to bargain with any union or labor organization or other person purporting to act as exclusive bargaining representative (“Union”) of any employees or Contingent Workers with respect to the wages, hours or other terms and conditions of employment of any employee or Contingent Worker; (ii) there is no collective bargaining agreement or other contract with any Union, or work rules or practices agreed to with any Union, binding on the Company, or being negotiated by the Company, with respect to the Company’s operations or any employee or Contingent Worker, written, expressed or implied, contract, commitment or arrangement; and (iii) the Company has not engaged in any unfair labor practice. The Company is not currently, nor has ever been a member of any employers’ association or organization, and to the Company’s Knowledge has never paid, is not required to pay and has never been requested in writing to pay any payment (including professional organizational handling charges) to any employers’ association or organization.

(g)    Except for extension orders (tzavei harchava) which generally apply to all employees in Israel, no extension order for specific field applies to the Company.

(h)    There are no pending or to the Company’s Knowledge threatened claims against the Company under any workers compensation plan or policy or for long-term disability or any similar payment related to any work-related injury or any illness that has lasted or is expected to last for more than three (3) months. There are no claims pending or to the Company’s Knowledge threatened, and there are no controversies that exist that could reasonably be expected to result in a claim, between the Company and any of its respective current or former employees, or any other person, arising out of the Company’s status as employer or purported employer, or as an entity that engages independent contractors or consultants, that have resulted, or could reasonably be expected to result, in a claim before any governmental body, foreign or domestic, including claims for compensation, benefits, wage and hour violations, severance benefits, vacation time, vacation pay or pension benefits, discrimination, harassment, retaliation, failure to accommodate, wrongful discharge, immigration, collective bargaining, the payment of social security and similar taxes, occupational safety and health, privacy rights of employees, or otherwise.

(i)    The Company has not experienced a “plant closing,” “business closing,” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation affecting any site of employment of the Company or one or more facilities or operating units within any site of employment or facility of the Company. During the ninety (90) day period preceding the date hereof, no employee or Contingent Worker has suffered an “employment loss” as defined in the WARN Act with respect to the Company.

3.14    Employee Benefit Plans

(a)    Part 3.14(a) of the Disclosure Schedule lists each benefit plan, program, arrangement and contract (including, without limitation, any “employee benefit plan”, as defined in Section 3(3) of ERISA), maintained or contributed to by Company for or with respect to any of its current or former employees, officers, directors or independent contractors, or with respect to which Company could incur liability under Section 4069, 4201 or 4212(c) of ERISA (the “Benefit Plans”).

(b)    To the Company’s Knowledge no Benefit Plan promises or provides retiree medical or life insurance benefits to any person. Each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS to the effect that it is so qualified and nothing has occurred since the date of such letter to affect the qualified status of such plan. Each Benefit Plan has been operated in accordance with its terms and the requirements of applicable Legal Requirement. No Benefit Plan is subject to Title IV of ERISA, and Company has not incurred, nor reasonably expects to incur, any direct or indirect liability under or by operation of Title IV or ERISA.

(c)    With respect to each Benefit Plan, no event has occurred and there exists no condition or set of circumstances, in connection with which Company could be subject to any liability under the terms of such Benefit Plans, ERISA, the Code or any other applicable Legal Requirement.

(d)    Each Benefit Plan is amendable and terminable unilaterally by Company at any time without liability or expense to Company or such Benefit Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Benefit Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits Company from amending or terminating any such Benefit Plan, or in any way limit such action.

(e)    No Benefit Plan or other contract, agreement, plan or arrangement covering any one or more individuals contains any provision or is subject to any applicable Legal Requirement that, in connection with the transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, would (i) increase, accelerate or vest any compensation or benefit, except as required by Legal Requirement with respect to the termination of any Benefit Plan, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, (iv) forgive any indebtedness, (v) require or provide any payment or compensation subject to the excess taxes and loss of deduction arising under Sections 280G and 4999 of the Code (and no such payment or compensation has previously been made), (vi) to the Company’s Knowledge promise or provide any Tax gross ups or indemnification, whether under Sections 280G or 409A of the Code or otherwise or (vii) measure any values of benefits on the basis of any of the transactions contemplated hereby. Other than the proposed retention award payments by Purchaser, no shareholder, employee, officer or director of Company has to the Company’s Knowledge been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby.

(f)    Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) is and has been in compliance in all material respects with, or is otherwise exempt from, Code Section 409A. No corrections of violations of Code Section 409A have occurred. No Benefit Plan that is a “nonqualified deferred compensation plan” has been materially modified. Except as set forth in Part 3.2 of the Disclosure Schedule, no Company Share Option granted under any Benefit Plan to US taxpayers engaged directly with the Company has an exercise price that has been less than the fair market value of the underlying share or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

(g)    The treatment of Company Share Options in this Agreement does not violate any provision of the Company Share Plan, any grant agreement for Company Share Options, or any Legal Requirement. No holder of an exercisable Company Share Option was denied an opportunity to exercise such holder’s Company Share Option prior to the Closing.

(h)    The Company obligation to provide statutory severance pay to its employees pursuant to the Severance Pay Law (5723-1963) are fully covered by Section 14 Arrangement or reflected in the Financial Statement. Section 14 Arrangement was properly applied in accordance with all applicable law (including, in accordance with the terms of the general permit issued by the Israeli Labor Minister and the terms of the applicable extension orders) regarding all current employees, based on their full salaries as of the commencement date of their employment.

3.15    Taxes

(a)    Company (including for the avoidances of doubt all Subsidiaries) has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns are true, correct and complete and were prepared in compliance with all applicable Legal Requirements. Company has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable. The unpaid Taxes of Company (i) for Tax periods through the Interim Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Interim Balance Sheet and (ii) for Tax periods through the Closing Date, do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the Applicable Financial Standards. All unpaid Taxes of Company for all Tax periods commencing on or after the Interim Balance Sheet Date arose in the ordinary course of business.

(b)    All Taxes that Company is or was required by Legal Requirement to withhold or collect have been timely withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Authority, and Company has complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor, shareholder or other Person.

(c)    Company has never been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns. Company (i) has no liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Legal Requirement), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than Company, and (ii) is not a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(d)    Company has made available to Parent on the Diligence Site: (i) complete and correct copies of all income and all other Tax Returns of Company for all taxable periods since inception, (ii) complete and correct copies of all private letter rulings (including, for the avoidance of doubt, “tax decisions” (Hachlatat Misui)), opinions, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Company relating to Taxes for all taxable periods for which the statute of limitations on assessments has not yet expired, and (iii) complete and correct copies of all agreements, rulings, settlements or other Tax documents with or from any Governmental Authority relating to Tax incentives of Company.

(e)    No examination or audit or other action of or relating to any Tax Return of Company by any Governmental Authority is currently in progress or to the Company’s Knowledge threatened or contemplated. No deficiencies for Taxes of Company have been claimed, proposed or assessed in writing by any Governmental Authority for the taxable periods for which the statute of limitations on assessments has not yet expired, and there are no outstanding deficiencies for prior taxable periods. To the Company’s Knowledge, no issue has been raised by a Governmental Authority in any prior examination of the Company which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period. Company has not been informed in writing by any jurisdiction in which Company does not file a Tax Return that the jurisdiction believes that Company was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Company has not (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect (other than authorizations to contact Tax Return preparers that were included in Tax Returns filed by Company).

(f)    Company has not made any payment, nor is obligated to make any payment, nor is a party to any agreement, contract, arrangement or plan that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Section 280G(b)(5) of the Code).

(g)    Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (i) any adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Law) as a result of transactions, events or accounting methods employed prior to the Closing Date, (ii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law) in connection with a transaction consummated prior to the Closing Date, (iii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, (vi) any election, designation or similar filings relating to Taxes, including an election made pursuant to Section 108(i) of the Code on or prior to the Closing Date, or (vii) any prepaid amount received on or prior to the Closing Date.

(h)    Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(i)    Company has not distributed to its shareholders or security holders share or securities of a controlled corporation, nor has share or securities of Company been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(j)    There are no Encumbrances with respect to Taxes upon any of the assets of Company, other than with respect to Taxes not yet due and payable.

(k)    Part 3.15(k) of the Disclosure Schedule discloses (i) each jurisdiction in which Company is required to file or has been required to file a Tax Return for any taxable period since inception and (ii) each jurisdiction that has sent written notices or communications requesting information relating to Company’s nexus with such jurisdiction for any taxable period since inception. Part 3.15(k) of the Disclosure Schedule discloses all Tax Returns (and their respective due dates without regard to extensions) required to be filed by Company for periods beginning before the Closing Date that will not be filed on or before the Closing Date. The Company is and has been at all times resident for Tax purposes and subject to Tax, only in the jurisdiction of its organization, and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purpose (including any double taxation arrangement) and should not be considered as a resident in another territory, beside the territory in which it is registered.

(l)    Company (i) is not a party to any joint venture, partnership, or other arrangement that is treated as a partnership for federal income Tax purposes, (ii) has not made an entity classification (“check-the-box”) election under Section 7701 of the Code with respect to Company, (iii) is not a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of foreign Tax Law, including Section 75B of the Ordinance), and (iv) is not a shareholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(m)    Company has never had a permanent establishment (or other place of business or taxable presence) in any foreign country as defined in any applicable Tax treaty or convention between the United States and such foreign country. No claim has been made by a Tax authority where the Company does not file a particular type of Tax Return that the Company is required to file such Tax Return or may be subject to Tax in such jurisdiction.

(n)    Company has not engaged in any “reportable transaction” as set forth in Treasury Regulation section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation section 301.6111-2(b)(2) or any analogous provision of state or local Legal Requirement. Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662(d)(1)(B) of the Code.

(o)    Company is not a party to a gain recognition agreement under Section 367 of the Code.

(p)    There is no limitation on the utilization by Company of its net operating losses, built-in losses, capital losses, Tax credits, or other similar items under Sections 382, 383, or 384 of the Code or comparable provisions of foreign, state or local Legal Requirement (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement), including under any Israeli law or under any other applicable law.

(q)    No Tax ruling, clearance, “Tax decision” (Hachlatat Misui) or consent has been issued to Company, and Company has not applied for any Tax ruling, clearance or consent. No power of attorney with respect to Taxes has been granted with respect to Company.

(r)    The Company is duly registered for the purposes of Israeli value added Tax (“VAT”) and has complied, in all respects, with all requirements concerning value added Taxes. The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant tax authority all output VAT which it is required to collect and remit under any applicable law; and (iii) has not received a refund for input VAT for which it is not entitled under any law. The Subsidiaries are not required to effect Israeli VAT registration.

(s)    None of the Company or any Seller (solely with respect to the Shares) are subject to any restrictions or limitations pursuant to Part E2 of the ITO or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the ITO.

(t)    The Company has never participated or engaged in any transaction or action that is listed in Section 131(g) of the ITO and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006, or Treasury Regulations Section 1.6011-4(b) or any similar or comparable provision under applicable law. The Company has never received any “reportable tax opinion” or taken any “reportable position,” all within the meaning of Sections 131D and 131E of the ITO, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance (New Version) 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958, regardless of the whether such “reportable tax opinion” or “reportable position” is required to be disclosed in the Tax Returns of the Company.

(u)    Except as set forth on in Part 3.15(t) of the Disclosure Schedule, the Company has never applied for or received any Tax exemption, Tax holiday, or other Tax reduction agreement or order in connection with Israeli Taxes, or other applicable Taxes as the case may be, including any confirmation by the Investment Center of “Approved Enterprise” or “Benefitted Enterprise” status or claiming benefits as “Preferred Enterprise” or a “Preferred Technological Enterprise” or otherwise under the Law for Encouragement of Capital Investments, 5719-1959. No prior approval of the Investment Center, or any other Governmental Authority, is required in order to consummate the transactions contemplated under this Agreement, or to preserve entitlement of the Company to any such incentive, subsidy, or benefit.

(v)    The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(w)    The prices and terms for the provision of any related party transaction entered into by the Company are at arm’s length for purposes of any applicable Tax Law, including Section 85A of the ITO and the regulations promulgated thereunder, and all related documentation required by such laws has been timely prepared and retained.

(x)    The Company Shares Plan which was intended to qualify as a capital gains route plan under Section 102(b)(2) of the ITO (a “102 Plan”), has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All Restricted 102 Grants which were issued under any 102 Plan were and are currently in compliance with the applicable requirements of Section 102(b)(2) of the ITO (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including but not limited to the filing of the necessary documents with the ITA, the grant of Restricted 102 Grants only following the lapse of the required thirty (30) day period from the filing of the 102 Plan with the ITA, the receipt of the required written consents from Company Share Option holders, the appointment of an authorized trustee to hold the Restricted 102 Grants, the receipt of the required tax rulings, and the due deposit of such Restricted 102 Grants with such trustee pursuant to the terms of Section 102 of the ITO, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable.

3.16    Litigation; Compliance with Legal Requirements

(a)    There is no pending or, to the Company’s knowledge, threatened litigation, arbitration or governmental investigation or legal, administrative or regulatory proceeding against Company or to which its properties is or would be subject.

(b)    There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

(c)    Company has not in the past been, nor is presently, in violation of, in respect of operations, real property, machinery, equipment, all other tangible property, practices and all other aspects of its businesses, of any Legal Requirement. Company has not received any written notification of any asserted present or past failure of it to comply with any of such Legal Requirements.

(d)    Company has complied with all Legal Requirements relating to environmental matters (“Environmental Laws”) including, but not limited to: air pollution; water pollution; noise control; on-site or off-site solid or hazardous waste storage, treatment, discharge, disposal or recovery; toxic and hazardous chemical reporting; or employee safety and hazardous material use, generation, reliance, transportation, and reporting provisions. No notice of violation of or potential liability resulting from any such Environmental Laws, or orders with respect thereto, has been received, nor to the Company’s Knowledge is any such notice pending or threatened. No underground or above ground storage tanks are or have been located on the real properties owned, operated or previously owned or operated by Company. Company is not aware of any generation, treatment, storage, transfer, disposal, release or threatened release in, at, from or on such real properties of toxic or hazardous substances by any current or previous owner or tenant of such real properties.

3.17    No Conflict or Violation; Consents

(a)    The execution, delivery and performance of this Agreement by Company shall not result in (i) a violation of or a conflict with any provision of the Governing Documents of Company, (ii) a breach of or a default under any provision of, or result in the acceleration of any obligations under, any material agreement, contract, indebtedness, encumbrance, commitment, license, franchise, permit, authorization or consent to which Company is a party or by which Company is bound, (iii) a breach of or a default under any provision of, or result in the acceleration of any obligations under, any Material Contract, (iv) a violation by Company of any applicable Legal Requirement or any rule, order or judgment of any court or other Governmental Authority or (v) the creation of any Encumbrance on any of Company’s assets.

(b)    No Consent, filing or registration with, any Governmental Authority or any other Person is required to be made or obtained by Company in connection with the execution, delivery and performance by Company of this Agreement.

(c)    No employee, officer, director, agent or consultant of the Company was or is (i) in breach of confidentiality, intellectual property assignment, non-compete, non-solicitation restrictions in favor of any Person, or (ii) obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with such individual’s duties to the Company or that would conflict with the business of the Company as now conducted. Neither the carrying on of the Company’s business by the employees or consultants of the Company, nor the conduct of the Company’s business as conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employee or consultant is now obligated (including, without limitation, pursuant to the survival provisions of any such contract, covenant or instrument).

3.18    Certain Interests

(a)    Except as set forth in Part 3.18 of the Disclosure Schedule, none of the Founders or their Affiliates or any officer of Company and no immediate relative or spouse (or immediate relative of such spouse) who resides with, or is a dependent of, any such Founder or officer (each a “Related Party”):

(i)    has any direct or indirect financial interest in any competitor, supplier or customer of Company, provided, however, that the ownership of securities representing no more than five percent of the outstanding voting power of any competitor, supplier or customer, and which are listed on any national securities exchange or traded actively in the national over-the-counter market, shall not be deemed to be a “financial interest” so long as the person owning such securities has no other connection or relationship with such competitor, supplier or customer;

(ii)    owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which Company uses or has used in the conduct of its business or otherwise; or

(iii)    has outstanding any indebtedness to Company.

(b)    Except as set forth in Part 3.18 of the Disclosure Schedule, except for the payment of employee compensation in the ordinary course of business, Company has no liability or any other obligation of any nature whatsoever to any Related Party.

3.19    Certain Business Practices; FCPA

(a)    Neither Company, nor any Affiliates of Company or any director, officer, employee, agent or representative of any of Company or its Affiliates, has (i) made, offered, promised, authorized or approved any unlawful payment, whether in the form of a bribe, kickback, rebate, payoff, influence payment or otherwise, to any government official (including any officer or employee of a government or government-owned or controlled entity, all of the foregoing being referred to as “Government Officials”), or to any other person while knowing that all or some portion of the money or value was or will be offered, given or promised to a Government Official, to influence official action or secure an improper advantage or (ii) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity. Company and the Affiliates of Company have conducted their businesses in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption laws, and anti-bribery laws, including the Israeli Penal Code 1977.

(b)    There have been no, false or fictitious entries made in the books or records of Company relating to any secret or unrecorded fund or any unlawful payment, gift or other thing of value and Company has never established or maintained, a secret or unrecorded fund.

(c)    No natural person who is an owner of Company is a “foreign official” within the meaning of the Foreign Corrupt Practices Act of 1977.

(d)    Neither Company nor to the Company’s Knowledge any of its agents acting or benefiting in any capacity in connection with this Agreement is any of the following: (i) a “Blocked Person” listed in the Annex to Executive Order No. 13224; (ii) a Person owned or controlled by, or acting for or on behalf of, a Blocked Person listed in the Annex to the Executive Order No. 13224; (iii) a Person that is named as a “specially designated national” on the most current list published by the U.S. Treasury Department, Office of Foreign Assets Control at its official website.

(e)    Neither Company nor to the Company’s Knowledge any of its agents acting in any capacity in connection with this Agreement or the transactions contemplated hereby (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person or (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order No. 13224.

3.20    Brokers. Company has not entered into any agreement with any Person which will result in the obligation of Purchaser or Company to pay any finder’s fee, brokerage commission or similar payment in connection with the transaction contemplated by this Agreement.

3.21    Corporate Documents. The copy of the minute books of the Company made available to Parent on the Diligence Site contains minutes of all meetings of directors and shareholders and all actions by written consent without a meeting by the directors and shareholders since the date of incorporation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and shareholders with respect to all transactions referred to in such minutes.

3.22    No Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company. Excluding the authorized signatories of the Company, no Person, as agent or otherwise, is entitled to or authorized to bind or commit the Company to any obligation, and the Company is not aware of any Person purporting to do so. Excluding the authorized signatories of the Company identified in Part 3.22 of the Disclosure Schedule, no Person, as agent or otherwise, is entitled to or authorized to bind or commit the Company to any obligation, and the Company is not aware of any person purporting to do so.

4.    REPRESENTATIONS AND WARRANTIES OF PURCHASER. Parent and Purchaser hereby represent and warrant to Company as follows:

4.1    Status.

(a)    Parent is a corporation validly existing and in good standing under the laws of Delaware.

(b)    Purchaser is a private limited company validly existing and in good standing under the laws of England and Wales.

(c)    Each of Parent and Purchaser has the requisite entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has full power and authority to conduct its business which is presently being conducted and to own or lease its assets.

4.2    Authorization. Each of Parent and Purchaser has all necessary corporate power and corporate authority and has taken all corporate action necessary to execute, deliver and perform this Agreement or any of the other agreements, documents or instruments, referred to in this Agreement to which Parent or Purchaser is a party (or will be a party). The execution, delivery and performance of this Agreement or any of the other agreements, documents or instruments, referred to in this Agreement to which Parent or Purchaser is a party (or will be a party) have been duly authorized by the members, managers or boards of directors as applicable of Parent and Purchaser and all other requisite corporate/organizational action.

4.3    Available Funds. Parent has and will have, immediately prior to, from and after the Effective Time, sufficient cash on hand or available, without any restrictions, to make payment of the Closing Payment and all other payments in connection with the consummation of the transactions contemplated hereby.

4.4    Enforceable. This Agreement and any of the other agreements, documents or instruments, referred to in this Agreement to which Parent or Purchaser is a party (or will be a party) has been duly executed and delivered by Parent and Purchaser, respectively, and is the valid and binding obligations of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with their respective terms.

4.5    No Conflict or Violation. The execution, delivery and performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement by Parent and Purchaser shall not result in (i) a violation of or a conflict with any provision of the organizational documents of Purchaser or Parent and, (ii) a violation of any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of Parent and Purchaser, (iii) a breach of or a default under any provision of, or result in the acceleration of any obligations under, any material agreement, contract, indebtedness, encumbrance, commitment, license, franchise, permit, authorization or consent to which Parent or Purchaser is a party or by which Parent or Purchaser is bound, or (iv) a violation by Parent or Purchaser of any applicable Legal Requirements or any rule, order or judgment of any court or other Governmental Authority.

4.6    Consents. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or any other Person is required to be made or obtained by Parent or Purchaser in connection with the execution, delivery and performance of this Agreement or any of the other agreements referred to in this Agreement or the other transactions contemplated by this Agreement or any of the other agreements, documents or instruments referred to in this Agreement.

4.7    No Brokers. Parent and Purchaser have not entered into any agreement with any Person that will result in the obligation of Parent, Purchaser or Company to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated by this Agreement.

5.    COVENANTS PENDING THE CLOSING.

5.1     Conduct of the Business Pending the Closing. Company covenants and agrees that between the date of this Agreement and the earlier of the Closing or the termination of this Agreement in accordance with Section 8, unless Purchaser shall otherwise expressly agree in writing Company shall not take any action (or fail to take any action) which would result in a Material Change.

5.2    Access and Investigation. Company shall cause its Representatives to: (a) provide Purchaser and Purchaser’s Representatives with reasonable access during normal business hours and upon reasonable notice, to Company’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to its business; and (b) provide Purchaser and Purchaser’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to its business, and with such additional financial, operating and other data and information regarding its business, as Purchaser may reasonably request. The Company shall operate the business of the Company in the regular and ordinary course in substantially the same manner as heretofore conducted, pay the debts and Taxes of the Company when due, and pay or perform the other obligations of the Company when due.

5.3    Filings and Consents. Each party to this Agreement agrees to (a) make all filings (if any) and given all notices (if any) required to be made and given by such party in connection with transactions contemplated by this Agreement, and (b) use all commercially reasonable efforts to obtain Consents (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the transactions contemplated by this Agreement.

5.4    Negative Covenants. Except as otherwise contemplated or permitted by this Agreement, from the date of this Agreement until the Closing, Company shall not, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed, provided that if Purchaser does not respond to the Company’s written request within three (3) days, Parent shall be deemed to have consented to the action requested), directly or indirectly:

(a)    amend, modify or supplement its Governing Documents;

(b)    split, combine or reclassify any of its capital share or equity interests or issue or authorize the issuance of any securities in respect of, in lieu of, or in substitution of its capital share or equity interests or repurchase, redeem or otherwise acquire any of its capital share or equity interests, except as expressly contemplated by this Agreement;

(c)    enter into any transactions, Contracts, arrangements or understandings with any Related Party that shall be in force after the Closing;

(d)    take or omit to take any action that could reasonably be expected to have a Material Adverse Effect;

(e)     (i) enter into, terminate, amend or otherwise modify or waive any of the material terms of, (x) collective bargaining agreement, labor contract or similar agreement or arrangement with any labor union, trade union or works council or (y) leases with respect to real property, (ii) release any Person who had been seeking to acquire capital share or equity interests or a significant portion of the assets of the Company from any confidentiality or similar agreement, or modified or waived any material provision of any such agreement, with such Person; or (iii) terminate, amend or otherwise modify or waive any of the material terms of a Material Contract other than non-materials changes in the ordinary course of business;

(f)    (i) hire, offer to hire or terminate any employees of the Company, or encourage any employees to resign from the Company, in each case other than as contemplated by this Agreement, or (ii) grant any severance or termination pay (in cash or otherwise) to any employee, including any officer;

(g)    (i) adopt, amend, modify or terminate any bonus, profit-sharing, incentive, severance or other Benefit Plan, Contract or commitment for the benefit of any employee; or (ii) increase the compensation or other benefits payable or provided to any employee; or (iii) grant any equity or equity based awards;

(h)    make or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(i)    declare, set aside, make or pay any dividend or other distribution in respect of capital share or equity interests of the Company;

(j)    sell, assign, license, pledge, transfer or dispose of, or grant or take any action that will create an Encumbrance on, any assets, rights or properties;

(k)    acquire (by way of merger, consolidation or acquisition) the equity interests or assets of any Person, or obtain control, directly or indirectly, of any interest in any Person or the right to acquire any share or interest in any other Person or in any business, or enter into any joint venture, partnership or similar arrangement;

(l)    make or enter into any commitment for capital expenditures in excess of US$100,000 for any individual commitment or US$250,000 in the aggregate, to the extent that such commitments will not be satisfied prior to the Closing Date;

(m)    issue or sell any debt securities or warrants or other rights to acquire debt securities, or enter into any arrangement having the economic effect of any of the foregoing;

(n)    change the accounting methods or accounting practices followed by the Company or change the depreciation or amortization policies or rates;

(o)    cancel or terminate any insurance policy or cause any of the coverage thereunder to lapse;

(p)    grant any registration rights with respect to the equity interests of the Company;

(q)    form, or agree to form, a subsidiary of the Company;

(r)    commence or settle any Legal Proceeding or threat of any Legal Proceeding by or against the Company or relating to any of its businesses, properties or assets, other than to enforce its rights under this Agreement;

(s)    apply for, negotiate or obtain a Tax ruling from the ITA other than as contemplated by this Agreement;

(t)    sell, transfer or otherwise dispose of any asset of Company to any party, including, without limitation, the Sellers, except for payment of obligations incurred, and sale or licenses of products, in the ordinary course of business;

(u)    issue Shares of Company or of securities convertible into or rights to acquire any such Shares provided, that the Company may issue Company Ordinary Shares upon the exercise of Company Share Options granted under the Company option plans, that are outstanding on the date of this Agreement and in accordance with the terms thereof; provided that all such issued Company Ordinary Shares shall be subject to a proxy on their voting rights to the benefit of the Chief Executive Officer of the Company, and a joinder shall be executed on behalf of such Company Ordinary Shares so that they shall be bound by the terms of this Agreement;

(v)    fail to pay undisputed accounts payable or other undisputed obligations in the ordinary course of business;

(w)    pledge any of the assets or properties of Company or take any action or inaction which would subject any such assets or properties to any lien, security interest, mortgage, pledge, claim, charge or other encumbrance of any kind;

(x)    institute any general layoff of employees or implement any early retirement plan or announce the planning of such a program; or

(y)    enter into any agreement or make any commitment to take any of the types of actions described in any of subsections (a) through (w) above, or any other action that would (i) prevent or materially hinder the Company from performing its covenants hereunder or consummating the transaction contemplated hereby, or (ii) delay the consummation of the transactions contemplated in this Agreement.

5.5    Regulatory Approvals.

(a)    Generally. Purchaser and the Company shall promptly inform each other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party to this Agreement or any affiliate of any party shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement pursuant to any antitrust law with respect to which any filings have been made, then the party receiving such a request shall use its commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by Legal Requirements or by the applicable Governmental Authority, the Purchaser and the Company agree to (i) give the other reasonable advance notice of all meetings or teleconferences with any Governmental Authority relating to the transactions contemplated by this Agreement, (ii) give the other an opportunity to participate in each of such meetings or teleconferences, (iii) keep the other reasonably apprised with respect to any oral communications with any Governmental Authority regarding the transactions contemplated by the Agreement, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, and (v) provide the other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantial written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the transactions contemplated hereby.

(b)    Israeli Filings. Purchaser and the Company and each of the Sellers shall use its respective reasonable best efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to, or filed by such party with, any Israeli Governmental Authority with respect to this Agreement and the transactions contemplated hereby. Purchaser and the Company shall use all reasonable best efforts, as promptly as practicable after the date of this Agreement, to obtain any consents and approvals that may be required pursuant to Israeli laws in connection with this Agreement and the transactions contemplated hereby. Purchaser and the Company each shall use reasonable best efforts to: (i) give the other parties prompt notice of the commencement of any Legal Proceeding by or before any Israeli Governmental Authority with respect to the transactions contemplated hereby; (ii) keep the other parties informed as to the status of any such Legal Proceeding; and (iii) promptly inform the other parties of any communication to the Companies Registrar regarding the transactions contemplated hereunder. Purchaser and the Company shall consult and cooperate with each other and shall consider in good faith the views of the other, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli Legal Proceeding relating to the transactions contemplated hereby. In addition, except as may be prohibited by any Israeli Governmental Authority or by any Israeli law, in connection with any such Legal Proceeding, Purchaser and the Company shall permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Authority in connection with any such Legal Proceeding.

5.6    Notice of Developments. If, to the Company’s Knowledge, there is any change or development in respect of events occurring after the date hereof which would cause any of the representations and warranties in Section 2 or 3 above not to be true and correct, Company shall promptly (and in any event, within one (1) Business Day) notify Purchaser in writing thereof.

5.7    FIRPTA. (a) Company shall deliver to Purchaser a certification that the Shares are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the Internal Revenue Service, in accordance with Treasury Regulations under Sections 897 and 1445 of the Code, or (b) each shareholder shall deliver to Purchaser certifications that they are not foreign persons in accordance with the Treasury Regulations under Section 1445 of the Code. If Purchaser does not receive the certifications and/or notices described above on or before the Closing Date, Purchaser shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

6.    CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Purchaser):

6.1    Accuracy of Representations. Each of the representations and warranties made by Company in this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date.

6.2    Performance of Covenants. All of the covenants and obligations that Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3    Governmental Authorizations. All Governmental Authorizations required to be obtained in connection with this Agreement and the transactions contemplated hereunder shall have been obtained and shall be in full force and effect.

6.4    Employees.

(a)    All Key Employees have agreed to remain full-time employees of Company or Purchaser after the Closing on terms and conditions satisfactory to the Purchaser.

(b)    At least 85% of all Company employees have agreed to remain full-time employees of Company or Purchaser after the Closing on terms and conditions satisfactory to the Purchaser.

6.5    Termination of Certain Company Agreements and Plans. Company shall have terminated Company’s Share Option Plan and shall have ensured that no employee or former employee of Company has any rights under such plan and that any liabilities of Company under such plan (including any such liabilities relating to services performed prior to the Closing) are fully extinguished at no cost to Company (other than the payments specified under Company’s Share Option Plan necessary to terminate such Company Share Options).

6.6    RWI Policy. Purchaser shall have bound the RWI Policy and such policy shall be in full force and effect.

6.7    Agreements and Documents. Purchaser shall have received from the Company the following agreements and documents, each of which shall be in full force and effect:

(a)    the Paying Agent Agreement executed by the Paying Agent and the Securityholder Representative;

(b)    the Closing Certificate;

(c)    written resignations of all directors of Company, effective as of the Closing;

(d)    evidence that any notices or filings required to have been given to or made in connection with the transactions contemplated by this Agreement have been given and made;

(e)    a board resolution of the Company which, among other matters, (i) approves the Agreement and the proposed transactions hereunder, (ii) the transfers of the Shares shall be approved for registration and new share certificates shall be issued in favor of the Purchaser (or as it shall otherwise direct in writing) representing all the Shares, and (iii) the treatment of Company Share Options as detailed in this Agreement shall be confirmed and approved;

(f)    such other documents as Purchaser may request in good faith for the purpose of (i) evidencing the accuracy of any representation or warranty made by Company, (ii) evidencing the compliance by Company with, or the performance by Company of, any covenant or obligation set forth in this Agreement, (iii) evidencing the satisfaction of any condition set forth in this Section 6, or (iv) otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement; and

(g)    a certificate executed by Company stating that the conditions set forth in this Section 6 have been duly satisfied in all material respects.

6.8     No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated hereby shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the transactions contemplated hereby that makes consummation of the transactions contemplated hereby illegal. No action by a Governmental Authority shall have been taken, and no statute, rule, regulation or order shall have been enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby any governmental entity which would (i) make the consummation of the transactions contemplated hereby illegal; (ii) prohibit Purchaser’s or Company’s ownership or operation of all or a material portion of the business or assets of Purchaser or Company, or compel Purchaser or Company to dispose of or hold separate all or a material portion of the business or assets of Company or Purchaser as a result of the transactions contemplated hereby; or (iii) render Purchaser or Company unable to consummate the transactions contemplated hereby, except for any waiting provisions.

7.    CONDITIONS PRECEDENT TO OBLIGATIONS OF COMPANY AND SELLERS.

The obligations of Company and the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions (any of which may be waived by the Company):

7.1    Accuracy of Representations. Each of the representations and warranties made by Purchaser in this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date.

7.2    Performance of Covenants. All of the covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all respects.

7.3    RWI Policy. Purchaser shall have bound the RWI Policy and such policy shall be in full force and effect.

7.4    No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated hereby shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the transactions contemplated hereby that makes consummation of the transactions contemplated hereby illegal.

8.    TERMINATION.

8.1    Termination Events.

(a)    This Agreement may be terminated prior to the Closing:

(i)    by Purchaser if:

(1)    Purchaser reasonably determines that the timely satisfaction of any condition in Section 6 has become impossible (other than as a result of any failure on the part of Purchaser to comply with or perform any covenant or obligation of Purchaser set forth in this Agreement);

(2)    the Closing has not taken place on or before July 17, 2021 (other than as a result of any failure on the part of Purchaser to comply with or perform any covenant or obligation of Purchaser set forth in this Agreement); or

(ii)    by Company if the Closing has not taken place on or before July 17, 2021 (other than as a result of the failure on the part of Company or any of the Sellers to comply with or perform any covenant or obligation set forth in this Agreement).

(b)    This Agreement may be terminated prior to the Closing by the mutual consent of Purchaser and Company.

8.2    Termination Procedures. If Purchaser wishes to terminate this Agreement pursuant to Section 8.1(a)(i) Purchaser shall deliver to Company a written notice stating that Purchaser is terminating this Agreement and setting forth a brief description of the basis on which Purchaser is terminating this Agreement. If Company wishes to terminate this Agreement pursuant to Section 8.1(a)(ii), Company shall deliver to Purchaser a written notice stating that Company is terminating this Agreement and setting forth a brief description of the basis on which Company is terminating this Agreement.

8.3    Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all representations and warranties of the parties hereto shall expire and all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither Sellers nor Purchaser shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 11.

9.    POST-CLOSING COVENANTS.

9.1    Access to Books, Records, Etc. Each of the Parent and Purchaser agrees that, after the Closing, it will, and will cause the Company to cooperate with and make available to the Securityholder Representative during normal business hours and upon reasonable notice, all books and records, properties, information and employees (without disruption of employment) retained and remaining in existence after the Closing Date that are necessary or useful in connection with the tax matters described in Section 9.4 and any inquiry, audit, investigation, dispute, litigation or other proceeding or similar matter, including the preparation of the Closing Adjustment Statement, and preserve and keep all books and records of the Parent, Purchaser and the Company for a period of at least three (3) years from the Closing Date or such longer period as may be required by law; provided, that the Purchaser may assign this obligation to the Company if the Purchaser, together with its Affiliates, ceases to own beneficially at least a majority of the outstanding voting securities of the Company and thereafter shall be relieved of this obligation.

9.2    General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parent, Purchaser, Company and the Securityholder Representative shall take such further action (including the execution and delivery of such further instruments and documents) as any of the Parent, Purchaser, Company, Sellers, or Securityholder Representative reasonably may request, all at the sole cost and expense of the requesting party (in the case of the Securityholder Representative, on behalf of the Securityholders) (unless the requesting party is entitled to indemnification therefor under Section 10).

9.3    Litigation Support. Following the Closing, in the event and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company, each of the Parent, Purchaser, Company and/or the Securityholder Representative (on behalf of the Securityholders) shall cooperate with such party and such party’s counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending party (in the case of the Securityholder Representative, on behalf of the Securityholders) (unless the contesting or defending party is entitled to indemnification therefor under Section 10 and in any event subject to the provisions of Section 10, to the extent applicable).

9.4    Tax Matters

(a)    The Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all income Tax Returns relating to the Company and its Subsidiaries for all Tax periods ending on or before the Closing Date (as defined below) (“Pre-Closing Tax Periods”), that are filed after the Closing Date, and to the extent not reserved and accounted for in the calculation of the Adjusted Purchase Price, the Securityholders (severally and not jointly, based on each Securityholder’s Pro Rata Share) shall pay all Taxes (including state and federal income and franchise taxes) (and all filing and preparation fees associated therewith) relating to the Company and its Subsidiaries for the Pre-Closing Tax Periods when due and taking into account timely filed extensions. All positions taken on such Pre-Closing Tax Period Tax Returns shall be taken in good faith consistent with applicable Legal Requirements. The Purchaser shall deliver Pre-Closing Tax Period Tax Returns to the Securityholders Representative at least fifteen (15) days before the filing thereof to review and provide reasonable comments, and the Purchaser and Securityholder Representative will endeavor in good faith to resolve any difference with respect to Pre-Closing Tax Period Tax Returns.

(b)    The parties shall cause, to the maximum extent possible under applicable Legal Requirements, any taxable period of the Company or its Subsidiaries that would otherwise be a taxable period or portion thereof beginning before and ending after the Closing Date (a “Straddle Period”) to end on the Closing Date. In order to apportion appropriately any Taxes relating to the Straddle Period, Purchaser shall cause the Company and its Subsidiaries, to the extent permitted by Legal Requirements, to elect with the relevant Tax authority to treat for all Tax purposes the Closing Date as the last day of the taxable period of the Company or its

Subsidiaries, as applicable. In any case where applicable Legal Requirements does not permit the Company or its Subsidiaries to treat the Closing Date as the last day of the taxable year or period, for purposes of this Agreement, the portion of any Tax payable with respect to a Straddle Period will be allocated between the period of the Straddle Period that extends before the Closing Date through (and including) the Closing Date (the “Pre-Closing Straddle Period”) and the period of the Straddle Period that extends from the day immediately after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”). The portion of such Tax attributable to the Pre-Closing Straddle Period shall (i) in the case of any Taxes not based on income, gross receipts or payments or profits earned during a Straddle Period, such Taxes shall be deemed to be the amount of such Tax for the entire taxable period (or, in the case of such Taxes determined on arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of days in the taxable year or period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period, and (ii) in the case of any Tax based on or measured by income, gross receipts or payments or profits earned during a Straddle Period (including, for the avoidance of doubt, value added Tax, sales tax and withholding Tax), on an interim closing of the books by assuming that the books of the Company or its Subsidiaries, as applicable were closed at the end of the day on the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on annual basis, such as the deduction for depreciation, shall be apportioned between the Pre-Closing Straddle Period and the Post-Closing Straddle Period on a daily basis. The Purchaser shall prepare and file (or cause to be prepared and filed) all Tax Returns of the Company and its Subsidiaries for any Straddle Period (“Straddle Return”). All positions taken on such Straddle Return shall be taken in good faith consistent with applicable Legal Requirements. The Purchaser and the Company or one of its Subsidiaries, as applicable, shall deliver the Straddle Return that are due after the Closing Date at least fifteen (15) days before the filing thereof to the Securityholder Representative to review and provide reasonable comments, and the Purchaser and Securityholder Representative will endeavor in good faith to resolve any difference with respect to Straddle Return. Taxes attributable to the Straddle Period and allocated to the Pre-Closing Straddle Period (and all filing and preparation fees associated therewith) as set forth above shall be timely paid to the extent not accounted for in the calculation of the Adjusted Purchase Price, by the Securityholders (severally and not jointly, based on each Securityholder’s Pro Rata Share) and Taxes attributable to the Straddle Period and allocated to the Post-Closing Straddle Period as set forth above shall be timely paid by the Company. The Company shall provide evidence of the filing of any Straddle Returns, and evidence of the payment of any Taxes applicable to the Company, to the Securityholder Representative.

(c)    The Company shall promptly notify the Securityholder Representative in writing upon receipt of notice of any pending or threatened federal, state, local or foreign Tax claim audits, examinations, investigation, assessments or administrative or court proceeding which might affect the Tax Liabilities for which the Securityholders may be liable under Section 10.1(c) and/or 10.2(c). The Purchaser (and the Company or its Subsidiaries, as applicable) shall have the sole right to represent the Company in any inquiry, suit, claim, audit, investigation, examination, assessment, hearing, trial, appeal, or other administrative or judicial proceeding with respect to any Taxes or Tax Returns (a “Tax Claim”), but with respect to any Tax Claim relating to any Pre-Closing Tax Period or any Straddle Period, the Purchaser shall however keep the Securityholder Representative and its counsel informed of all matters which may give rise to an indemnity under this Agreement, consult with them on such matters and consider any comments or advice received from them in good faith.

(d)    After the Closing Date, the Securityholder Representative, on behalf of the Securityholders, and the Purchaser shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns pursuant to this Agreement and any audit, litigation or other proceeding with respect to Taxes of the Company, in each case, to the extent they relate to periods before or including the Closing Date. Each party will make available to the other parties, as reasonably requested and to the extent in such party’s possession, all information, records or documents relating to liability for Taxes for all periods before or including the Closing Date and will preserve such information, records or documents until the expiration of any applicable statute of limitations or extensions thereof.

(e)    The Company and its Israeli counsel, advisors and/or accountants, in cooperation and consultation with Purchaser and its counsel, advisors and/or accountants, have prepared and filed with the ITA a request to receive the Interim Options Tax Ruling in form and substance reasonably acceptable to Purchaser and have prepared and filed with the ITA a request for the Israeli Option Tax Ruling in form and substance reasonably acceptable to Purchaser. Each of the Company and Purchaser shall cause their respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect any written or oral submissions that may be necessary, proper or advisable to obtain the Interim Options Tax Ruling and the Israeli Option Tax Ruling. Subject to the terms and conditions hereof, the Company shall use its commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under any applicable Legal Requirement to obtain the Interim Options Tax Ruling prior to the Closing Date and following Closing to obtain the Israeli Option Tax Ruling as promptly as practicable. The final text of the application for the Interim Options Tax Ruling and the Israeli Option Tax Ruling, including the appendices thereof, shall in all circumstances be subject to the prior written confirmation of Purchaser or its counsel not to be unreasonably withheld, conditioned, or delayed. All references herein to the Israeli Option Tax Ruling shall be deemed to refer to the Interim Option Tax Ruling, until such time that a final definitive Israeli Option Tax Ruling is obtained, which if not obtained prior to the Closing, Company shall obtain following the Closing.

(f)    Any and all obligations, liabilities of and/or amounts to be paid by the Securityholders under this Section 9.4 shall be subject to the terms, conditions and limitations of Section 10, and shall be treated in accordance with Section 10.1(c) and/or Section 10.2(c), including without limitation, with respect to the several and not joint liability of the Securityholders under Section 10 and the limitation of the Securityholders’ liability under Section 10.4(a)(y).

(g)    Any and all information provided, or to be provided, to the Purchaser, the Paying Agent or to any Governmental Authority, by or on behalf of a Seller for purposes of enabling Purchaser, the Paying Agent or the Governmental Authority to determine the amount of Tax to be deducted and withheld, if any, from any payment payable or deliverable to such Seller pursuant to this Agreement and for the ITA to issue an Israeli Tax Certificate is and will be fully accurate and complete when provided.

(f)    Purchaser shall have the right to make an election under Section 338(g) of the Code with respect to the acquisition of the Shares, provided that such election does not impose any additional Tax on any of the Securityholders.

9.5    Non-Competition; Non-Solicitation.

(a)    Each Founder hereby acknowledges and agrees that as an equity holders of the Company, the Founder will receive significant consideration in connection with the Closing of the Transactions; and as an equity holder of the Company, the Founder has obtained, and, if applicable, may continue to obtain through the course of such continued service to and/or employment by the Purchaser, extensive and valuable knowledge, technical expertise and confidential information concerning the business of the Company as conducted as of the Closing (the “Business”). “Term” means the period commencing on the Closing Date and terminating on fourth (4th) anniversary of the Closing Date; provided, however, that in the event that it is judicially determined that the Founder has breached any provision of this Section 9.5, the Term applicable to each obligation that the Founder shall have been determined to have breached shall be automatically extended by a number of days equal to the total number of days in the period from the date on which such breach shall have first occurred through the date as of which such breach shall have been fully cured.

(b)    During the Term, the Founder for himself or itself or through or on behalf of any other Person (other than the Parent or its Affiliates), whether as an officer, director, employee, equity holder, partner, consultant, advisor, creditor or otherwise, as applicable shall not:

(i)    (A) engage in, participate in or acquire any financial or beneficial interest in (which for the avoidance of doubt will include employment with or engagement as an independent contractor for), any business that competes with the Business; provided, however, that nothing in this Section shall prevent the Founder from owning as a passive investment less than two percent (2%) of the outstanding shares of the capital stock (or ownership interests) of a publicly held company or investment fund, if the Founder is not otherwise associated directly or indirectly with such company or any affiliate of such company or (B) take any action intended to, or that would reasonably be expected to, negatively affect any commercial relationship of the Parent or its Affiliates or related to the Business with any other Person (each a “Permitted Activity”);

(ii)    (A) encourage, induce, attempt to induce, solicit or attempt to solicit any employee to leave his or her employment with the Parent or its Affiliates (it being understood that the placement of general advertisements that are not targeted directly or indirectly towards an employee shall not be deemed to be a breach of this Section); or (B) hire or attempt to hire any employee of the Parent or its Affiliates; or

(iii)    encourage, induce, attempt to induce, solicit or attempt to solicit any customer, distributor, vendor, marketer or sponsor of the Parent or its Affiliates to cease its customer, distributor, vendor, marketer or sponsor relationship with the Parent or its Affiliates with respect to the Business.

(c)    It is agreed that the restrictions contained in this Section 9.5 are reasonable and necessary for the protection of the interests of the Purchaser that any violation of these restrictions could cause substantial and irreparable injury to the Purchaser, that a breach of this Agreement by the Founder may not be adequately compensated in an action for damages at law, and that equitable relief may be necessary to protect the Purchaser from a violation of this Agreement and from the harm which this Agreement is intended to prevent. By reason thereof, the Founder acknowledges that, notwithstanding anything in this Agreement to the contrary, in the event any of the covenants contained in this Section 9.5 are breached, the Purchaser shall be entitled to seek, in addition to any other remedies and damages available under this Agreement or otherwise, preliminary and permanent injunctive and other equitable relief to restrain the violation of such covenants by the Founder, or by any Person or Persons acting for or with the Founder, in any capacity whatsoever. The Founder acknowledges that no specification in this Section 9.5 of a specific legal or equitable remedy may be construed as a waiver of or prohibition against pursuing other legal or equitable remedies in the event of a breach of this Section 9.5 by the Founder.

(d)    Notwithstanding anything in this Agreement to the contrary, (i) all covenants, commitments and agreements of the Purchaser and the Founder made in this Section 9.5 shall be subject to and shall survive the consummation of the transactions contemplated hereby; and (ii) the Founder’s obligations under this Section 9.5 shall survive the termination of any relationship the Founder may have with the Purchaser and shall thereafter be enforceable during the Term whether or not such termination is claimed or found to be wrongful or to constitute or result in a breach of any contract or of any other duty owed or claimed to be owed to the Founder by the Purchaser or any employee, agent or contractor of the Purchaser.

9.6    Issuance of Retention Awards. Following the Closing Date as soon as is reasonably practicable in compliance with applicable regulatory requirements (including the requirement to use commercially reasonable efforts to qualify such issuances under Section 102), Parent shall issue RSUs to the persons specified on the Retention Award Schedule in accordance with that schedule which, to the extent such RSUs are issued to Israeli employees, will be issued under Section 102.

10.    INDEMNIFICATION, ETC.

10.1    Indemnification. The Securityholders shall severally and not jointly, Pro Rata in accordance with the Allocation Schedule, defend and indemnify Purchaser in respect of, and hold it harmless against and will compensate and reimburse Purchaser for, any and all Damages incurred or suffered by any Indemnitee (regardless of whether such Damages relate to any Third Party Claim) resulting from, relating to or constituting:

(a)    any breach as of the Closing Date, of any representation or warranty of Company or any Securityholder (solely with respect to itself) contained in this Agreement or any other agreement or instrument furnished by Company or any Securityholder to Purchaser pursuant to this Agreement, and any claim asserted by a third party against any Indemnitee that, if meritorious, would constitute or give rise to any such breach;

(b)    any failure to perform any covenant or agreement of any Securityholder (solely with respect to itself) contained in this Agreement or any other agreement or instrument furnished by such Securityholder to Purchaser pursuant to this Agreement (including without limitation under Section 9.4(g)) (for avoidance of doubt no Securityholder has any liability under this Section 10.1(b) for any breach of any covenant or agreement of any other Securityholder);

(c)    the following Taxes (provided that if such Taxes relate only to a specific Securityholder and not the Company, then such Securityholder alone (and not any other Securityholder) shall indemnify, subject to the limitations below, the Indemnitee for 100% of such Taxes): (i) any Taxes for any taxable period (or portion thereof) ending on or before the Closing Date due and payable by Company or its Subsidiaries; (ii) any Taxes for which Company or its Subsidiaries has any liability under Treasury Regulation Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Legal Requirements as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing Date; (iii) any Taxes for which Company or its Subsidiaries has any liability as a transferee or successor, pursuant to any contractual obligation or otherwise, which Tax is attributable to the operations of Company on or prior to the Closing Date or an event or transaction occurring before the Closing; (iv) any Taxes of the Company or its Subsidiaries that arise in connection with the transactions contemplated hereunder and any related applicable employer portion of payroll taxes (including without limitation by reason of the exercise or settlement of share options); (v) any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement, whether levied on any Indemnitee, the Securityholders, Company, the Paying Agent, or any of their respective affiliates; (vi) each Seller with respect to itself for any withholding Taxes arising from payments under this Agreement to the Seller arising from the sale of such Seller’s Shares and any Tax liability in connection with any payment made or deemed made by the Company in connection with the transactions contemplated by this Agreement, or any Tax liability in connection with any payment pursuant to this Agreement not reduced by the amount required to be withheld under applicable law; and (vii) any liability of a holder of Restricted 102 Grants (including interest, penalties, fines, and gross-up, if any), arising as a result of any Restricted 102 Grants being disqualified from the beneficial tax treatment pursuant to Section 102(b)(2) of the ITO;

(d)    Closing Adjustment Items to the extent unknown to Parent on or before the lapse of the 90 day period set forth in Section 1.7(a);

(e)    any claim or threatened claim by any actual or purported Securityholder relating to any alleged action or failure to act on its behalf by the Securityholder Representative or asserting any right to receive such Securityholder’s pro rata share of any Holdback Amount on an accelerated basis rather than in accordance with the terms of this Section 10;

(f)    any claim by a Securityholder that the allocation among the Securityholders set forth in the Allocation Schedule is inaccurate;

(g)    any Third Party Claim with respect to a matter listed on Exhibit 10.1(g) to the extent such matter occurred prior or existed as of the Closing Date; and

(h)    any fraud, intentional misrepresentation or willful breach committed by the Securityholder (solely with respect to itself) or, if by the Company, of which such Securityholder had actual knowledge, in connection with the transactions contemplated by this Agreement.

10.2    Defense of Third Party Claims.

(a)    In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against Purchaser or against any other Person), other than a claim relating to Taxes, which shall be governed solely by the provisions of Section 9, with respect to which any of the Securityholders are obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to Section 10 (a “Third Party Claim”) but which are subject to the limitations of Section 10.4(a)(i), (i) the Indemnitee may defend against and consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim, provided, however, that Securityholder Representative (A) shall have the right to receive copies of all pleadings, notices and communications with respect to the Third Party Claim so long as the receipt of such documents by the Securityholder Representative does not adversely affect any attorney-client privilege relating to the Indemnitee (provided, that Purchaser and the applicable Indemnitee shall use commercially reasonable efforts to provide such information to the Securityholder Representative in a manner that does not adversely affect any such privilege, including by entering into customary joint defense agreements or similar arrangements), and (B) may participate in settlement negotiations with respect to the Third Party Claim provided, consent of the Securityholder Representative shall not be required for any settlement unless the settlement agreement requires the Securityholders to undertake any obligation other than pay money or keep such settlement confidential, in which case such additional obligation shall not be binding on the Securityholders without the prior written consent of the Securityholder Representative (which consent shall not be unreasonably withheld), and (ii) the Securityholders shall reimburse the Indemnitee promptly and periodically for all costs and expenses incurred in defending against the Third Party Claim (including without limitation reasonable attorneys’ and experts’ fees and expenses and court and arbitration costs). For avoidance of doubt, the monetary obligations of the Securityholders under this Section 10.2(a) are subject to the limitations in Section 10.4.

(b)    In the event of the assertion or commencement of a Third Party Claim not within the parameters of Section 10.2(a), Securityholder Representative will have the right, at the sole cost and expense of the Securityholders, to defend the Indemnitee against the Third Party Claim with counsel of Securityholder Representative’s choice that is reasonably satisfactory to the Indemnitee so long as (i) Securityholder Representative notifies the Indemnitee in writing within ten (10) days after the Indemnitee has given notice of the Third Party Claim that Securityholder Representative intends to undertake such defense, (ii) Securityholder Representative provides the Indemnitee with evidence reasonably acceptable to the Indemnitee that Securityholder Representative will have the financial resources to defend against the Third Party Claim and the Securityholders will have the financial resources to fulfill the Securityholders’ indemnification obligations hereunder, (iii) the Securityholder Representative conducts the defense of the Third Party Claim actively and diligently; and (iv) the counsel chosen by the Securityholder Representative does not have any conflict of interest in representing the interests of the Indemnitee.

(c)    So long as the Securityholder Representative is conducting the defense of the Third Party Claim in accordance with Section 10.2(b), (i) the Indemnitee may retain separate co-counsel and participate in the defense of the Third Party Claim at its own cost and expense (except as provided below), including being named co-counsel of record for purposes of accessing of confidential and highly confidential information and shall have the right to receive copies of all pleadings, notices and communications with respect to the Third Party Claim to the extent no privilege is thereby waived, (ii) the Indemnitee may participate in settlement negotiations with respect to the Third Party Claim, and (iii) the Securityholder Representative will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim unless (A) each affected Indemnitee consents thereto in writing (which consent will not unreasonably be withheld) or (B) the settlement, compromise or consent includes an unconditional release from all liability with respect to the claim in favor of each affected Indemnitee.

(d)    If the Securityholder Representative does not elect to assume control of or otherwise participate in the defense or settlement of any Third Party Claim, or if the Securityholder Representative does so elect but any of the conditions in Section 10.2(b) is or becomes unsatisfied, then, (i) the Indemnitee may defend against and consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim, provided, however, that Securityholder Representative (A) shall have the right to receive copies of all pleadings, notices and communications with respect to the Third Party Claim so long as the receipt of such documents by the Securityholder Representative does not adversely affect any attorney-client privilege relating to the Indemnitee (provided, that Purchaser and the applicable Indemnitee shall use commercially reasonable efforts to provide such information to the Securityholder Representative in a manner that does not adversely affect any such privilege, including by entering into customary joint defense agreements or similar arrangements), and (B) may participate in settlement negotiations with respect to the Third Party Claim and the Indemnitee shall not enter into any settlement without the prior written consent of Securityholder Representative (which consent shall not be unreasonably withheld), and (ii) the Securityholders shall reimburse the Indemnitee promptly and periodically for all costs and expenses incurred in defending against the Third Party Claim (including without limitation reasonable attorneys’ and experts’ fees and expenses and court and arbitration costs).

(e)    No delay on the part of an Indemnitee in giving the Securityholder Representative notice of a Third Party Claim shall relieve any Securityholder from any obligation hereunder unless (and then solely to the extent) that the Securityholder is prejudiced thereby.

(f)    This Section 10.2 shall not apply to any claim relating to Taxes, which shall be governed solely by the provisions of Section 9.

10.3    Survival of Representations and Warranties.

(a)    The covenants and agreements (including indemnities) contained in this Agreement or in any statement or certificate furnished or to be furnished pursuant hereto shall survive and remain in effect following the Closing in accordance with the respective time limitations set forth in such covenants or agreements, and if any such covenant or agreement does not specify an applicable time period, such covenant and agreement shall survive until the expiration of the applicable statute of limitation (giving effect to any extensions thereof) with respect to the matter that is the subject of the applicable covenant or agreement.

(b)    The representations and warranties contained in this Agreement shall survive the Closing and continue in full force and effect until the expiration of the RWI Policy with respect to the matter that is the subject of the applicable representation or warranty.

10.4    Limitations.

(a)    The indemnification obligations of the Securityholders (x) under Sections 10.1(a) and (b) shall be limited to the lesser of (i) 50% of any amount otherwise due under Section 10.1(a) and (b) and (ii) in the aggregate, 50% of the RWI Retention Amount, and (y) with respect to all other indemnification obligations, will be limited to the net amount actually received by such Securityholder;

(b)    The Securityholders shall have no indemnification obligation under Section 10.1(d), Section 10.1(f) or Section 10.1(g) unless the aggregate Damages for all such obligations exceeds $500,000 (the “Special Indemnification Deductible”), upon which the Purchaser shall be entitled to recover all Damages under Section 10.1(d), Section 10.1(f) and Section 10.1(g) above such amount; and the sole recourse of the Indemnitees under Section 10.1(d), Section 10.1(f) and Section 10.1(g) shall be the Special Indemnification Holdback Amount.

(c)    The limit on liability of a Securityholder under Section 10.4(a) and 10.4(b) shall not apply in the case of fraud, intentional misrepresentation or willful breach by that Securityholder.

(d)    Except for claims for specific performance or other equitable remedies, this Section 10 (including 10.4(c)) constitutes the sole and exclusive remedy of the Indemnitees for claims for monetary damages under this Agreement.

(e)    No Securityholder shall have any right of contribution against Company with respect to any breach by Company of any of its representations, warranties, covenants or agreements.

(f)    The rights to indemnification set forth in this Section 10 shall not be affected by any waiver by Purchaser of any Closing condition relating to the accuracy of representations and warranties.

(g)    Notwithstanding anything to the contrary in this Agreement, for purposes of determining (i) whether there has been a breach of any representation or warranty and (ii) the amount of Damages for which any Indemnitee may be entitled to indemnification under this Section 10, each such representation or warranty shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Material Adverse Effect).

(h)    Any payments made to a party pursuant to this Section 10 shall be treated as an adjustment to the Adjusted Purchase Price for Tax purposes to the extent permitted by Legal Requirement, provided however, that if any payment of indemnification to an Indemnitee is subject to any Tax (“Tax Costs”), such indemnification will be increased by an amount that will ensure the Indemnitee receives and retains a net sum equal to the sum it would have recovered if the payment had not been subject to such Tax Costs.

10.5    Securityholder Representative.

(a)    By executing this Agreement (or, with respect to holders of options or warrants, by acknowledging their obligations as Securityholders under this Agreement), the Securityholders irrevocably appoint Shareholder Representative Services LLC, solely in its capacity as the representative, agent and attorney-in-fact of the Securityholders, as of the Closing for all purposes in connection with this Agreement and all agreements ancillary hereto and to execute and deliver this Agreement on their behalf and exercise all or any of the powers, authority and discretion so conferred under this Agreement, including Section 10 (the “Securityholder Representative”), and Shareholder Representative Services LLC hereby accepts the appointment as the Securityholder Representative for purposes of Section 10.

(b)    The Securityholder Representative shall have and may exercise all of the powers conferred upon it pursuant to this Agreement and, the Paying Agent Agreement, which shall include:

(i)    The power to execute any agreement or instrument in connection with the transactions contemplated hereby for and on behalf of the Securityholders, including this Agreement;

(ii)    The power to give or receive any notice or instruction permitted or required under this Agreement, the Paying Agent Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, to be given or received by any Securityholder, and each of them (other than notice for service of process relating to any Legal Proceeding before a court or other tribunal of competent jurisdiction, which notice must be given to each Securityholder individually, as applicable), and to take any and all action for and on behalf of Securityholders, and each of them, under this Agreement, the Paying Agent Agreement, or any other such agreement, document or instrument;

(iii)    The power (subject to the provisions of this Section 10.5(b)(iii)) to contest, negotiate, defend, compromise or settle (or refrain from doing so) in accordance with and subject to terms of Section 10 any indemnification claims or Legal Proceedings for which a Securityholder may be entitled to indemnification through counsel selected by the Securityholder Representative and solely at the cost, risk and expense of the Securityholders, authorize payment to any Securityholder of any of the Holdback Amounts, or any portion thereof, in satisfaction of any indemnification claims, agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such indemnification claims, resolve any indemnification claims, take any actions in connection with the resolution of any dispute relating hereto or to the transactions contemplated hereby by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Securityholder or necessary in the judgment of the Securityholder Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement and the Paying Agent Agreement;

(iv)    The power to consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Securityholders;

(v)    The power to review, negotiate and agree to and authorize, in accordance with and subject to terms of Section 10, any payments from the Holdback Amounts in satisfaction of any payment obligation, in each case, on behalf of the Securityholders, as contemplated thereunder;

(vi)    The power to waive any terms and conditions of this Agreement and the Paying Agent Agreement providing rights or benefits to the Securityholders (other than the payment of the Closing Payment in accordance with the terms hereof and in the manner provided herein);

(vii)    The power to take any actions contemplated hereunder or under the Paying Agent Agreement and otherwise in regard to such other matters as are reasonably necessary for the consummation of the transactions contemplated hereby or as the Securityholder Representative reasonably believes are in the best interests of the Securityholders;

(viii)    The power to direct the Paying Agent to disburse amounts paid to the Paying Agent in accordance with this Agreement, and to direct such portions of the Holdback Amounts to be disbursed to the Securityholders in accordance with the provisions hereof in accordance with the Allocation Schedule and in accordance with the terms and conditions of this Agreement; and

(ix)    The power to amend this Agreement, the Paying Agent Agreement or any of the instruments to be delivered to the Purchaser pursuant hereof and thereof;

provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, the powers conferred above shall not authorize or empower the Securityholder Representative to do or cause to be done any of the foregoing (i) in a manner that improperly discriminates between or among the Securityholders; or (ii) as to any matter insofar as such matter relates solely and exclusively to a single Securityholder, whereupon the Securityholder who is alleged to be in breach shall handle all matters related to such indemnification claim, and all references to the Securityholder Representative in Section 10.2 in such event shall refer to the Securityholder. Without implying that other actions would constitute an improper discrimination, each of the Securityholders agrees that discrimination between or among Securityholders solely on the basis of the respective number of Shares held by each Securityholder or their respective pro rata share or any recovery from the Retention Indemnity Holdback Amount and/or the Special Indemnification Holdback Amount on a joint basis (based on any Securityholder’s pro rata share of any Damage covered in Section 10.1) as specified therein shall not be deemed to be improper.

(c)    The Securityholder Representative hereby represents and warrants to Purchaser as follows:

(i)    The Securityholder Representative has all necessary limited liability company power and authority to execute and deliver this Agreement and to carry out the Securityholder Representative’s obligations hereunder and thereunder, subject to the laws of agency.

(ii)    This Agreement has been duly executed and delivered by the Securityholder Representative and, assuming the due authorization, execution and delivery of this

Agreement by Purchaser, the Company and the Sellers, constitutes the valid and legally binding obligation of the Securityholder Representative, enforceable against the Securityholder Representative in accordance with its terms, subject to (i) bankruptcy, insolvency, reorganization or similar laws of general application affecting the rights and remedies of creditors, and to general equity principles and to the laws of agency, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(d)    Upon receipt or notice of any indemnification claim, the Securityholder Representative shall give prompt notice of the amount and details thereof (to the extent of the information in the Securityholder Representative’s possession) to the advisory committee (the “Advisory Committee”) established pursuant to that certain engagement letter to be entered into by and among Shareholder Representative Services LLC and certain of the Securityholders (the “SRS Engagement Letter”). Promptly thereafter, the Securityholder Representative shall notify the Advisory Committee of the proposed action which the Securityholder Representative recommends shall be taken in response to such indemnification claim. The Securityholder Representative shall have the discretion to take such action as the Securityholder Representative shall determine to be in the best interest of all of the Securityholders, including authorizing the distribution to any Securityholder of any portion of the Retention Indemnity Holdback Amount and the Special Indemnification Holdback Amount, subject to the limitations of Section 10.5(b). Except to the extent that this Agreement requires that a notice be made to a Securityholder, any notice given to the Securityholder Representative that is within the scope of the Securityholder Representative’s authority under Section 10.5(b) will constitute notice to each and all of the Securityholders at the time notice is given to the Securityholder Representative. Any action taken by, or notice or instruction received from, the Securityholder Representative will be deemed to be action by, or notice or instruction from, each and all of the Securityholders. Except as otherwise contained herein or in the Paying Agent Agreement, Purchaser and the Company may, and the Paying Agent will, disregard any notice or instruction received from any one or more individual Securityholders.

(e)    The Securityholder Representative hereby agrees to do such acts, and execute further documents, as shall be necessary to carry out the provisions of this Agreement.

(f)    The Securityholder Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its fraud, bad faith, gross negligence or willful misconduct. The Securityholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Securityholders shall indemnify the Securityholder Representative and hold the Securityholder Representative harmless against any claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs) (collectively, “Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is incurred or suffered; provided that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence, fraud, willful misconduct or bad faith of the Securityholder Representative, the Securityholder Representative will reimburse the Securityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence, fraud, willful misconduct or bad faith. If not paid directly to the Securityholder Representative by the Securityholders, any such Representative Losses shall be recovered by the Securityholder Representative from (i) the Securityholder Representative Expense Fund (ii) any other funds that become payable to the Securityholders under this Agreement at such time as such amounts would otherwise be distributable to the Securityholders in accordance with written instructions delivered by the Securityholder Representative to Purchaser; provided that while this Section allows the Securityholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Securityholders from their obligation to promptly pay any such Representative Losses as they are suffered or incurred, nor does it prevent the Securityholder Representative from seeking any remedies available to it at law. In no event will the Shareholder Representative be required to advance its own funds on behalf of the Securityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholder Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholder Representative or the termination of this Agreement.

(g)    Purchaser (including, after the Closing, the Company) shall be entitled to rely on the appointment of the Securityholder Representative and treat such Securityholder Representative as the duly appointed attorney-in-fact of each Securityholder having the duties, power and authority provided for in this Agreement (subject to the limitation set forth in Section 10.5(b)). Purchaser (including, after the Closing, the Company) shall not be liable to any Securityholder for any actions taken or omitted by them in reliance upon any instructions, notice or other instruments delivered by the Securityholder Representative for which it was authorized pursuant to the provisions of Section 10.5(b) above. No resignation of the Securityholder Representative shall become effective unless at least thirty (30) days prior written notice of the replacement or resignation of such Securityholder Representative shall be provided to Purchaser. Purchaser (including, after the Closing, the Company) shall be entitled to rely at any time after receipt of any such notice on the most recent notice so received. The former holders of a majority of the Company’s Shares (on an as-converted basis), may remove the Securityholder Representative by a written instrument delivered to the Securityholder Representative, Purchaser and the Company, and, in such event and also if the Securityholder Representative shall be unable or unwilling to serve in such capacity, such person’s successor who shall serve and exercise the powers of the Securityholder Representative hereunder shall be appointed by a written instrument signed by the former holders of a majority of the Company’s Shares (on an as-converted basis), and delivered to Purchaser. If the Securityholder Representative shall die, become disabled or otherwise be unable to fulfill the responsibilities as agent of the Securityholders, then the Securityholders shall, within ten (10) days after such death or disability, appoint a successor agent and, promptly thereafter, shall notify Purchaser of the identity of such successor. Any such successor shall become the “Securityholder Representative” for purposes of Section 10 and this Section 10.5. If for any reason there is no Securityholder Representative at any time, all references herein to the Securityholder Representative shall be deemed to refer to the Securityholders.

10.6    Tax Treatment of Indemnity Payments. The Securityholders, Purchaser, and the Company agree to treat any indemnity, reimbursement or compensation payment made pursuant to this Section 10 as an adjustment to the Adjusted Purchase Price for all income tax purposes, except as otherwise required by applicable laws.

x.g    Release. Effective upon the Closing, except with respect to a claim (i) arising out of this Agreement, (ii) for the rights to receive salaries, bonuses and expenses that have accrued in respect of employment with the Company or claims for benefits earned by the Securityholder as a service provider to the Company, to the extent owed and unpaid, or any statutory or other rights that are prohibited by law from being released, compromised or exchanged and (iii) matters that may not be waived as a matter of law, each Securityholder, solely in its capacity as such, on behalf of itself and its successors, assigns and heirs, hereby completely, unconditionally and irrevocably acquits, waives, releases and forever discharges each member of the Company, the Purchaser, the Parent and each of their respective past and present directors, officers, employees, agents, attorneys, predecessors, successors, assigns, stockholders, partners, insurers and Affiliates (each a “Released Party”) from any and all claims or Liabilities had in the past, may now have or may have in the future of any kind or nature whatsoever, to the extent related to the Company and its Subsidiaries prior to the Closing, directly or indirectly, in each case whether absolute or contingent, based on oral or written contracts, as a result of any event, matter, cause, thing, act, omission, or conduct, liquidated or unliquidated, known or unknown, and such Securityholder shall not seek to recover any amounts in connection therewith or thereunder from any Released Party. Without limiting the generality of the foregoing, each Securityholder waives all rights under California Civil Code Section 1542 (or any similar provision of any other state law), which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Such released Liabilities shall include any right to recover against any Released Party for any indemnification claims made against or paid by any Securityholder pursuant to this Section 10. Each Securityholder understands that this is a full and final release of all claims, demands, causes of action and Liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable Action against any Released Party, except as expressly set forth in this Section 10.7. Each Securityholder represents that it is not aware of any claim by it other than the claims that are waived, released and forever discharged by this Section 10.7.

11.    MISCELLANEOUS PROVISIONS

11.1    Fees and Expenses. Subject to the provisions of Section 10, and except as otherwise set forth under this Agreement each party shall bear and pay all fees, costs and expenses (including all legal fees and expenses payable to counsel) that have been incurred or that are in the future incurred by or on behalf of it in connection with the transactions contemplated hereby, whether or not the transactions contemplated hereunder are consummated; it being understood that fees, costs and expenses in connection with the transactions contemplated hereunder incurred by or for the benefit of Company or, if and to the extent the Company has agreed to bear such costs and expenses, the Securityholders prior to Closing shall be for the account of the Securityholders as Transaction Expenses even if charged to the Company. Purchaser and Securityholders agree, on a 50-50 basis, to pay the fees and reasonable charges of the Paying Agent.

11.2    Confidentiality; Purchaser Non-Solicitation

(a)    Company hereto agrees that it, its Affiliates, and their representatives shall hold the terms of this Agreement in strict confidence. At no time shall Company or any representative of Company disclose any of the terms of this Agreement (including, but not limited to, the economic terms) or any non-public information about a party hereto (collectively, the “Confidential Information”) to any other party (other than the Securityholders in connection with delivery of information provided in connection with the approval of the transactions hereunder) without the prior written consent of Purchaser. Notwithstanding anything to the contrary under this Agreement, (i) any person hereto shall be permitted to disclose any and all terms to such party’s financial, tax, and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Authority or administrative agency, including for the avoidance of doubt communications or filings with the SEC, or other similar Governmental Authority (including Israeli securities regulators) to the extent necessary or advisable in compliance with applicable Legal Requirements and the rules of The NASDAQ Stock Market, the Tel Aviv Stock Exchange, or other stock exchange regulations applicable to the Company or the Seller (ii) the obligations not to disclose Confidential Information shall not apply to Confidential Information made available to the public without breach of this Agreement and, to the knowledge of the person seeking to rely on the exception in this clause (ii), without breach of any other Contract covering such Confidential Information (iii) a Seller that is an investor in the Company may disclose and communicate any information to its partners, members, shareholders, officers, directors, employees and other Affiliates and partners, members, shareholders officers, directors and employees of its Affiliates, consistent with its prior practice, provided that any such Seller advises such partners, members, shareholders and other affiliates of the confidential nature of the information contained in such communication; (iv) nothing herein shall in anyway limit the Company, the Securityholder Representative or any Seller from disclosing any information in dispute proceedings relating hereto or to the transactions contemplated hereby, to the courts or arbitrators involved in such proceedings and to other Persons involved in such proceedings (e.g., attorneys and expert witnesses) that are bound by confidentiality restrictions; provided, that such proceedings are brought in compliance with this Agreement, (v) Seller may disclose information to the relevant Tax authority to the extent disclosure of such information is required in connection with any Tax filing and requests to receive the Tax rulings, and any application for approval of a reduced withholding Tax rate or other Tax arrangement with respect to the payment of any consideration, (vi) as provided under Section 11.2(b). In addition, notwithstanding anything herein to the contrary, the Securityholder Representative shall be permitted to disclose Confidential Information to its employees, advisors, agents or consultants, and to the Securityholders in connection with its responsibilities, provided that any such disclosures are made only on a need-to-know basis. For the avoidance of doubt, nothing herein or in Section 11.2(b) below shall prohibit the Company, Securityholder Representative or any Seller from making any disclosures that are consistent in all material respects with previous public disclosures made pursuant to Section 11.2(b).

(b)    Company may not issue any press release or other public communications relating to the terms of this Agreement or the transactions contemplated hereby or use Purchaser’s name or refer to Purchaser directly or indirectly in connection with Purchaser’s relationship with Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Purchaser, unless required by law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Purchaser prior to any such disclosure) and except as reasonably necessary for Company to obtain the consents and approvals of third parties contemplated by this Agreement or otherwise to comply with the terms of this Agreement. Notwithstanding anything herein or in the Confidentiality Agreement, Parent, and Purchaser shall each use its commercially reasonable efforts to provide Company with a copy of any proposed press release or other public communication announcing the transactions contemplated hereunder, enabling Company and its counsel a reasonable time to review and comment on such communication prior to its public release, and thereafter Purchaser may make such other public communications regarding this Agreement or the transactions contemplated hereby as Purchaser after consultation with Company may determine is reasonably appropriate, provided however, no press release or announcement which mentions the name of any Seller may be made without such Seller’s prior written consent. It is hereby clarified that each Seller may publish public communications relating to the terms of this Agreement or the transactions contemplated hereby (including without limitation Purchaser’s name and/or the name of any other party to this Agreement) provided such public communication include only information that (a) was publicly available prior to the date of such disclosure violation of any confidentiality provisions related thereto pursuant to this Agreement, or (b) is required to be disclosed pursuant to an order, the provisions of applicable Legal Requirements any stock exchange regulations applicable to such Seller or any of its Affiliates.

(c)    Until the earlier of the Effective Time and the expiration of two years following termination of this Agreement pursuant to Section 8 hereof, the Purchaser shall not, and shall cause its Affiliates not to, and shall not authorize or permit the directors, officers, employees and Representatives of Purchaser or any of its Affiliates to, directly or indirectly, cause, solicit, induce or encourage any employees, consultants, advisors, suppliers or customers of the Company to leave such employment or terminate such relationships; provided, however, that the foregoing limitation shall not apply to general solicitations for employment which are not specifically directed at such employees, consultants or advisors.

11.3    Attorney-Client Privilege. Parent agrees that, as to all communications among Naschitz Brandes Amir & Co. (“NBA”) on the one hand, and the Company, any Seller or any of their respective Affiliates, on the other hand, that relate to the negotiation of this Agreement and the ancillary agreements thereof, the attorney-client privilege and the exception of client confidence may be controlled only by the Securityholder Representative and shall not pass to or be claimed by Parent or the Company, because the interests of Parent and its Affiliates were directly adverse to the Company, the Sellers and the Securityholder Representative at the time such communications were made. Parent, the Company and each of their Affiliates agree not to assert such privilege in any dispute involving only the parties to this Agreement or the Sellers. Notwithstanding the foregoing, in the event that a dispute arises between Parent and/or the Company on the one hand, and a Person other than a party to this Agreement or a Company, on the other hand, after the Closing, the Company may assert the attorney-client privilege to prevent disclosure to such third-party of confidential communications by NBA to the Company; provided, however, that the Company may not waive such privilege without the prior written consent of the Securityholder Representative.

11.4    Notices. All notices, demands, requests or other communications that may be or are required to be given, served or sent by any party pursuant to this Agreement will be in writing (and shall be deemed to have been duly given upon receipt), will reference this Agreement and shall transmitted by (i) an express delivery service, (ii) facsimile or email (with confirmation of transmission, or, in the event of email, upon the next Business Day), or (iii) hand delivery, addressed to the address or facsimile set forth below. Each party may designate by notice in writing a new address and/or facsimile to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent and received for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt or the affidavit of messenger or courier being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

if to Parent or Purchaser:

Rapid7, Inc.

120 Causeway Street

4th Floor

Boston, MA 02114

Attn: General Counsel

with a copy to (which shall not be deemed as a delivery):

Gesmer Updegrove LLP

40 Broad Street

Boston, Massachusetts 02109 USA

Attention: Peter M. Moldave

Herzog Fox & Neeman

Herzog Tower, 4 Yitzhak Sadeh St.,

Tel Aviv 6777504, Israel

Attn: Janet Levy Pahima

if to Company:

Intsights Cyber Intelligence Ltd

30 HaArba’a St.,

Tel Aviv, Israel

with a copy to (which shall not be deemed as a delivery):

Naschitz Brandes Amir & Co., Advocates

5 Tuval St., Tel Aviv, Israel

Attention: Sharon Amir

Email:

if to Securityholder Representative, or to the Securityholders after Closing:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email:

with a copy to (which shall not be deemed as a delivery):

Naschitz Brandes Amir & Co., Advocates

5 Tuval St., Tel Aviv, Israel

Attention: Sharon Amir

Email:

11.5    Miscellaneous

(a)    (i) Prior to Closing, this Agreement may be amended by an instrument signed by Parent, Purchaser, Company and all Sellers; and

(ii)    After Closing, this Agreement may be amended by an instrument signed by Parent, Purchaser and Securityholder Representative.

(iii)    Prior to Closing, either Company or Purchaser may (a) extend the time for the performance of any of the obligations or other acts of Purchaser or Company, respectively, (b) waive any inaccuracies in the representations and warranties of Purchaser or Company, respectively, contained herein or in any document delivered pursuant hereto by Purchaser or Company, respectively and (c) waive compliance with any of the agreements of Purchaser or Company, respectively, or any conditions contained herein.

(iv)    After Closing, either Securityholder Representative, Parent, or Purchaser may (a) extend the time for the performance of any of the obligations or other acts of Parent, Purchaser or any Securityholder, respectively, (b) waive any inaccuracies in the representations and warranties of Parent, Purchaser or any Securityholder, respectively, contained herein or in any document delivered pursuant hereto by Parent, Purchaser or any Securityholder, respectively and (c) waive compliance with any of the agreements of Parent, Purchaser or any Securityholder, respectively, or any conditions contained herein.

(v)    Any amendment, extension or waiver shall be valid if set forth in an instrument in writing signed by the party (which in the case of any Securityholders after the Closing, means the Securityholder Representative) to be bound thereby.

(vi)    The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any such rights; and no single or partial exercise of any such right shall preclude any other or further exercise thereof or of any other right.

(b)    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this

Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(c)    The headings, subheadings, and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing, or enforcing any of the provisions of this Agreement. Sections without decimals (such as “Section 2”) shall include all sections numbered with decimals in such Section (i.e. Section 2.1, 2.2, etc.).

(d)    This Agreement, the exhibits hereto, the Paying Agent Agreement and the SRS Engagement Letter constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

(e)    This Agreement may not be assigned by operation of law or otherwise without the express written consent of Purchaser and Company; provided, however, that (i) Purchaser may assign this Agreement to an affiliate or lender of Purchaser without the consent of Company, provided that no such assignment shall relieve Purchaser and/or Parent of their obligations hereunder if such assignee does not perform such obligations, and (ii) any Seller that is an investment fund may assign its rights hereunder to its investors in connection with the distribution of its assets to such investors.

(f)    This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement (other than as expressly set forth under Section 10).

(g)    This Agreement (and any claims or disputes arising out of or related hereto or to the transaction contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware, including all matters of construction, validity and performance (without giving effect to principles of conflicts of laws).; provided, matters related to the corporate status and internal governance of the Company, and matter specifically referred to as issues under Israeli law (such as express references to Israeli laws and regulations), shall be governed by Israeli law.

(h)    The parties hereby irrevocably submit to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware, USA over all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) and each party hereby irrevocably agrees that all claims in respect of any such action related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection that they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereby consents to process being served by any party to this Agreement in any action by the delivery of a copy thereof in accordance with the provisions of Section 11.3.

(i)    WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES AND COVENANTS THAT NONE OF THE PARTIES HERETO OR THEIR AFFILIATES WILL ASSERT ANY RIGHT TO TRIAL BY JURY ON ANY ISSUE IN ANY PROCEEDING, WHETHER AS PLAINTIFF, DEFENDANT, OR OTHERWISE, IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN CONNECTION WITH, RELATED TO, OR INCIDENTAL TO, THE DEALINGS OF THE PARTIES HEREUNDER, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN TORT OR CONTRACT OR OTHERWISE.

(j)    This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(k)    The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

[signature page follows]

The parties hereto have caused this Agreement to be executed and delivered as of the date first set above.

RAPID7, INC.

By:	/s/ Corey Thomas
Title: CEO

RAPID7 INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Peter Kaes
Title: Director

INTSIGHTS CYBER INTELLIGENCE LTD.

By:	/s/ Guy Nizan
Title: CEO

SHAREHOLDER REPRESENTATIVE SERVICES LLC

By:	/s/ Sam Riffe
Title: Managing Director

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Guy Nizan

By:	/s/ Guy Nizan
Title: CEO

Alon Arvatz

By:	/s/ Alon Arvatz
Title: CPO

Gal Ben David

By:	/s/ Gal Ben David
Title: CTO

Naschitz, Brandes, Amir & Co.

By:	/s/ Sharon Amir
Title: Senior Partner

Glilot Capital Partners II, L.P.

By:	/s/ Kobi Samboursky
Title: Managing Partner

Glilot I Co-investment Fund L.P.

By:	/s/ Kobi Samboursky
Title: Managing Partner

Blumberg Capital IV L.P.

By:	/s/ Steve Gillan
Title: COO/CFO

Amichai Shulman Holdings 2000 Ltd.

By:	/s/ Amichai Shulman
Title: Owner

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

David Lawrence Johnson

By:	/s/ David Johnson
Title:

Jason Lewis Clark

By:	/s/ Jason Lewis Clark
Title:

Wipro LLC

By:	/s/ Biplab Adhya
Title: Managing Partner, Wipro Ventures

Alpine Evergreen, LLC

By:	/s/ Dan Burns
Title:

Blackstone Innovations (Cayman) III, L.P.

By:	Blackstone Innovations III L.L.C., its general partner
By:	Blackstone Holdings III L.P., its sole member
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea His
Title: Senior Managing Director – Assistant Secretary

ClearSky Power & Technology Fund I LLC

By:	/s/ Alexander Weiss
Title: Managing Director

ClearSky Security Fund I LLC

By:	/s/ Alexander Weiss
Title: Managing Director

Vintage Secondary Fund III (Cayman), L.P.

By:	/s/ Alan Feld / Asaf Horesh
Title: Authorized Signatory

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Vintage Secondary Fund III (Israel), L.P.

By:	/s/ Alan Feld / Asaf Horesh
Title: Authorized Signatory

Tola Ventures, LP

By:	/s/ Sheila Gulati
Title: Managing Director, Tola Capital GP, LLC, General Partner

Tola Capital Partners I, LP

By:	/s/ Sheila Gulati
Title: Managing Director, Tola Capital GP, LLC, General Partner

Vintage Secondary Fund IV, L.P.

By:	/s/ Alan Feld / Asaf Horesh
Title: Authorized Signatory

Anat Bar Gera

By:	/s/ Anat Bar Gera
Title:

Shira Kaplan

By:	/s/ Shira Kaplan
Title:

Qumra Capital II L.P.

By:	/s/ Boaz Dinte
Title: Managing Partner

LA MAISON ITF 2 S.C.A., SICAV-RAIF

By:	/s/ Marc Levy / Nicolas Cuisset
Title: Board Members

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Morin Venture Ltd.

By:	/s/ Jerome Rebilly
Title: Director

Geosam Capital US LLC

By:	/s/ George Armoyan
Title: Manager

Paul Couturier

By:	/s/ Paul Couturier
Title: VP International

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Udi Bar-on (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Shaked Dunai (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Ido Wullkan (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Irenne Zbarsky (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Ron Reinfeld (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Nethanel Ravid (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Yogev Hendel (by proxy)

By:	/s/ Guy Nizan
Title: CEO

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Uri Steinfeld (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Agam Gabai (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Hadar Krasner (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Yael Ben Saadon (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Nathan Teplow (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Richard Benigno (by proxy)

By:	/s/ Guy Nizan
Title: CEO

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Moria Daskal (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Omer Oliel (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Troy Dixler (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Noga Ginzburg (by proxy)

By:	/s/ Guy Nizan
Title: CEO

William Maxwell Stevens (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Tommy Jon (by proxy)

By:	/s/ Guy Nizan
Title: CEO

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Yonatan Israel Gerzon (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Roi Amior (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Mischa Peters (by proxy)

By:	/s/ Guy Nizan
Title: CEO

David Knox (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Harry Driedijk (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Yair Kuznitsov (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Paul Couturier (by proxy)

By:	/s/ Guy Nizan
Title: CEO

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Hen Nizri (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Nethanel Ribaco (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Simon Beards (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Sylvana Piek (by proxy)

By:	/s/ Guy Nizan
Title: CEO

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Haim Glikman (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Ilai Fallach (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Etai Maor (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Dar Abarbanel (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Eldar Avraham (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Guy Sharon (by proxy)

By:	/s/ Guy Nizan
Title: CEO

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Philip Marshall (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Tan Chee Kian (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Kevin Diffily (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Anna Shulga (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Wendy Verver (by proxy)

By:	/s/ Guy Nizan
Title: CEO

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Ido Orlovski (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Jason Thompson (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Nicholas Diekmann (by proxy)

By:	/s/ Guy Nizan
Title: CEO

Antonio Iannuzzi (by proxy)

By:	/s/ Guy Nizan
Title: CEO

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

EXHIBIT A - CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

3(i) Options. “3(i) Option” shall mean Vested Options granted and subject to tax pursuant to Section 3(i) of the ITO.

Adjustment Holdback Amount. “Adjustment Holdback Amount” means US$500,000.

Additional Adjustment Items. “Additional Adjustment Items” means (without duplication): (A) Closing Debt; (B) Closing Transaction Expenses; and (C) any unpaid Taxes of the Company with respect to any Pre-Closing Tax Period ended on or before the Closing Date (including any taxes that arise in connection with the transactions contemplated by this Agreement and any related applicable employer portion of payroll taxes, including without limitation the exercise or settlement of Vested Options).

Adjusted Purchase Price. “Adjusted Purchase Price” means the Base Purchase Price minus the Estimated Closing Adjustment (which, for the avoidance of doubt, may be a negative number), plus Estimated Company Cash, all as adjusted by the post-closing adjustment under Section 1.7.

Aggregate Option Exercise Amount. “Aggregate Option Exercise Amount” means the aggregate amount that would be payable to the Company by the holders of Vested Options if such holders had exercised all Vested Options in full immediately prior to the Closing.

Affiliate. “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person.

Applicable Financial Standards. “Applicable Financial Standards” means United States Generally Accepted Accounting Principles (US GAAP), applied on a consistent basis.

Base Purchase Price. “Base Purchase Price” means US$335,000,000.

Business Day. “Business Day” means any day which is not a Saturday, Sunday or a day in which banks are required or authorized to be closed in the Commonwealth of Massachusetts or Tel Aviv, Israel (for clarification Friday is a Business Day even though banks may be closed on part of the day, unless such day is a holiday on which banks are closed all day).

Cash. “Cash” means, with respect to any Person as of any time, the cash and cash equivalents (including restricted cash used to guarantee lease payments and credit card obligations), determined in accordance with the Applicable Financial Standards; provided, that “Cash” shall (i) be calculated net of bank overdrafts, (ii) include checks and drafts deposited for the account of the Company (subject to dollar-for-dollar adjustment if any such check or draft is not credited to such accounts, or such credit is reversed, by the depository bank), and (iii) be reduced by the amount of issued but uncleared checks and payment drafts, in each case, as of such specified time.

Closing Adjustment Items. “Closing Adjustment Items” (which, for the avoidance of doubt, may be a negative number) means (i) the sum of all Additional Adjustment Items minus (ii) the amount of Company Cash plus (iii) the amount, if any, by which Target Working Capital Amount exceeds the Company Working Capital minus (iv) the amount, if any, by which Company Working Capital exceeds the Target Working Capital Amount.

Closing Debt. “Closing Debt” means (without double counting) all of the Company’s debt and debt-like items (such as indebtedness for borrowed money, capitalized leases, performance bonds and guarantees and off-balance sheet items (excluding lease obligations), all as of the Closing Date but excluding trade payables and other ordinary course current liabilities) calculated as of the Closing Date and determined in accordance with the Applicable Financial Standards. Further, the parties agree to treat any deferred payroll tax withholding permitted under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), Pub.L. 116–136 existing as of Closing as Closing Debt.

Closing Option Cancellation Payment. “Closing Option Cancellation Payment” means the aggregate amount of all Vested Option Closing Payments to all Participating Optionholders.

Closing Payment. “Closing Payment” means: (i) the Base Purchase Price, minus (ii) the Estimated Closing Adjustment (which, for the avoidance of doubt, may be a negative number), minus (iii) the Holdback Amounts, minus (iv) the Representative Expense Amount plus (v) Estimated Company Cash.

Closing Transaction Expenses. “Closing Transaction Expenses” means all unpaid fees, expenses, costs and payments related to the transactions contemplated by this Agreement which are incurred by or on behalf of the Company on or prior to the Closing, plus any applicable Taxes thereto, including, for the avoidance of doubt, (i) any payment to any financial advisors or investment bankers providing services to Company and Sellers in connection with the transactions hereunder, (ii) any fees and expenses of legal and accounting advisors in connection with the transactions contemplated herein; (iii) change in control, transaction bonus (other than amounts funded by capital contributions of the Founders), or other similar payments to employees, consultants or Sellers that become payable as a result of the transactions contemplated hereunder, and other like fees and expenses incurred by or on behalf of the Company and any Seller in connection with the preparation, negotiation, documentation and consummation of this Agreement and the other related documents; and (iv) the lower of (a) 50% of the RWI Policy Cost; and (b) $1,000,000, in each of the cases above, plus any applicable value added Tax to the extent not recoverable.

Code. “Code” means the Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.

Company Cash. “Company Cash” means an amount equal to the Cash of the Company calculated as of the Closing (which shall include credit for the $250,000 contributed by the Founders as a capital contribution).

Company Ordinary Shares. “Company Ordinary Shares” means the Ordinary Shares of the Company, par value NIS 0.01 each.

Company Contract. “Company Contract” means any Contract to which Company is a party or by which Company is bound.

Company IP Registrations “Company IP Registrations” means all of the Intellectual Property Registrations owned by, or filed in the name of, the Company.

Company IT Systems. “Company IT Systems” means all information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the Company.

Company Licensed Software. “Company Licensed Software” means Software products used in or necessary to conduct the business of Company, in the manner currently conducted by the Company as to which the Company does not claim ownership.

Company Owned IP. “Company Owned IP” means any Intellectual Property that is owned by, or exclusively licensed to, the Company.

Company Owned or Used IP. “Company Owned or Used IP” means any and all Intellectual Property used in or necessary to conduct the business of Company, in the manner currently conducted.

Company Owned Software. “Company Owned Software” means Software products developed by the Company, in each case as to which the Company claims ownership (as contrasted to being licensed from a third party which owns such items).

Company Preferred Shares. “Company Preferred Shares” means the Preferred A Shares, Preferred B Shares, Preferred C Shares, Preferred D Shares, and Preferred E Shares of the Company, par value NIS 0.01 each.

Companies Registrar. “Companies Registrar” means the Registrar of Companies of the State of Israel.

Company Share Options. “Company Share Options” means each outstanding share option to purchase Company Ordinary Shares validly issued and not otherwise cancelled or terminated, which was granted under the Company Share Plan and any warrant to purchase Company Ordinary Shares.

Company Share Plan. “Company Share Plan” means the Company`s 2015 Equity Incentive Plan.

Company Software. “Company Software” means Company Owned Software, and Company Licensed Software collectively.

Company Working Capital. “Company Working Capital” means an amount equal to the Company’s current assets minus the Company’s current liabilities calculated as of the Closing Date and determined in accordance with the Applicable Financial Standards, provided, however, that Cash, Closing Debt, unpaid Closing Transaction Expenses, capitalized commissions and cash deposits shall not be taken into account for purposes of Company Working Capital, but for the avoidance of doubt current deferred revenue shall be taken into account. In addition, accounts receivable and deferred revenue will be presented consistently with the Company’s audited financial statements where accounts receivable and deferred revenue are presented on a net basis.

Confidentiality Agreement. “Confidentiality Agreement” means the confidentiality agreement between Company and Purchaser entered into prior to the execution of this Agreement relating to the transactions hereunder.

Consent. “Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization or required under a Material Contract).

Contract. “Contract” means any written, enforceable oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, and, with respect to the Company, to which the Company is a party.

Copyleft Software. “Copyleft Software” means any computer software that is distributed pursuant to a license that (i) requires the licensee to distribute or provide access to the source code of such computer software or any portion thereof when the object code is distributed, (ii) requires the licensee to distribute the computer software or any portion thereof for free, or (iii) requires that other computer software or any portion thereof combined with, linked to, or based upon such computer software be licensed pursuant to the same license or requires the distribution of all or any portion of such other computer software for free, including, computer software licensed or distributed under any of the following licenses: (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Artistic License (e.g., PERL); (C) the Mozilla Public License; and (D) the GNU Affero General Public License.

Damages. “Damages” means any loss, damage, injury, diminution in value, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including reasonable costs of investigation) or expense of any nature.

Diligence Site. “Diligence Site” means the electronic data room used by the parties to exchange information in connection with the transaction contemplated by this Agreement. A reference that a document has been “made available to Parent” on the Diligence Site means a document that has been placed on the Diligence Site prior to the date three (3) days prior to execution of this Agreement unless explicitly approved by Purchaser.

Disclosure Schedule. “Disclosure Schedule” means the disclosure schedule attached hereto as Exhibit C.

Embedded Third Party Software. “Embedded Third Party Software” means Company Licensed Software embedded in, distributed with or bundled with any Company Owned Software.

Encumbrance. “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), or encumbrance of any nature whatsoever (including any spousal community property rights, decree of divorce or separate maintenance, property settlement, separation agreement or other Contract with a spouse).

Entity. “Entity” means any limited company (including any company limited by shares, designated activity company, public limited company), unlimited company, limited liability partnership, joint venture, estate, trust, firm or other enterprise, association, organization or entity.

ERISA. “ERISA” means in the Employee Retirement Income Security Act of 1974, as amended.

Estimated Additional Adjustment Items. “Estimated Additional Adjustment Items” means the Company’s good faith estimate of the Additional Adjustment Items, as set forth on the Closing Certificate.

Estimated Closing Adjustment Items. “Estimated Closing Adjustment Items” means the Company’s good faith estimate of the Closing Adjustment Items, as set forth on the Closing Certificate.

Estimated Closing Balance Sheet. “Estimated Closing Balance Sheet” means the balance sheet of the Company as of the Closing, included in the Closing Certificate, prepared in accordance with the Applicable Financial Standards.

Estimated Closing Adjustment. “Estimated Closing Adjustment” means:

(a)     the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Company Working Capital, if any, minus

(b)    the amount, if any, by which the Estimated Company Working Capital exceeds the Target Working Capital Amount, if any, plus

(c)    the Estimated Additional Adjustment Items;

all of which prepared in accordance with the Applicable Financial Standards.

Estimated Company Cash. “Estimated Company Cash” means the Company’s good faith estimate of the Company Cash, as set forth on the Closing Certificate.

Estimated Company Working Capital. “Estimated Company Working Capital” means the Company’s good faith estimate of the Company Working Capital, as set forth on the Closing Certificate.

Founders. “Founders” means Guy Nizan, Alon Arvatz and Gal Ben David.

Founder Holdback Amount. “Founder Holdback Amount” means 30% of the portion of the Base Purchase Price payable to each of the Founders with respect to the transfer of Company Ordinary Shares held by such Founder, as more specifically set forth in the Allocation Schedule.

Foreign Optionholder. “Foreign Optionholder” means any Optionholder who is not a Section 102 Optionholder or 3(i) Optionholder.

Governing Documents. “Governing Documents” shall mean (i) in the case of any Person organized as a corporation, the certificate or articles of incorporation of such corporation (or, if applicable, the memorandum and articles of association of such corporation) and the bylaws of such corporation, (ii) in the case of any Person organized as a limited liability company, the certificate of formation or organization and the limited liability company agreement or operating agreement of such limited liability company, (iii) in the case of any Person organized as a limited partnership, the certificate of limited partnership and limited partnership agreement of such limited partnership, (iv) in the case of any other Person, all constitutive or organizational documents of such Person which address matters relating to the business and affairs of such Person similar to the matters addressed by the documents referred to in clauses (i) through (iii) above in the case of Persons organized as corporations, limited liability companies or limited partnerships and (v) any amendment to any of the foregoing.

Governmental Authorization. “Governmental Authorization” means any: permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available to the Company by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

Governmental Authority. “Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal), including the ITA.

Holdback Amounts. “Holdback Amounts” means the Adjustment Holdback Amount, the Retention Indemnity Holdback Amount, the Founder Holdback Amount and the Special Indemnification Holdback Amount collectively.

Indemnitee. “Indemnitee” means Purchaser and its Affiliates (including, after the Closing, the Company).

Intellectual Property. “Intellectual Property” means any intellectual, proprietary, and industrial property rights, including but not limited to (i) all trademarks (whether registered or unregistered), trademark applications, trade names, fictitious business names, service marks, and corporate name, (ii) all copyrights (whether registered or unregistered), copyright applications, moral rights and design rights, (iii) all patentable ideas, invention disclosures, patents, and patent applications, (iv) all source code, inventions, discoveries, technology, know-how and trade secrets, (v) all computer programs, content, and other computer software, (vi) all licenses related to the foregoing or otherwise necessary to utilize or exploit the, products and services of Company without future royalty or similar obligations, except as provided herein, and (vii) all drawings, schematics, records, licenses, and confidential or proprietary information related to any of the foregoing.

Intellectual Property Registrations. “Intellectual Property Registrations” means all: (i) patents, including applications therefor; (ii) registered trademarks and applications to register trademarks; (iii) copyright registrations and applications to register copyrights; and (iv) domain name registrations.

IP Contributor. “IP Contributor” means any current and former employees and consultants of Company and other individuals or entities (including the Company’s Founders, officers, directors, contractors and advisors) who have been involved in the creation, development or reduction to practice of any Company Owned IP.

Interim Options Tax Ruling. “Interim Options Tax Ruling” means a ruling in a customary form and substance, reasonably acceptable to Purchaser, confirming that the Purchaser and anyone acting on its behalf shall be exempt from Israeli withholding Tax in relation to any consideration payable to the Paying Agent, the Section 102 Trustee and/or anyone on their behalf with respect to holders of Restricted 102 Grants and 3(i) Options (which ruling may be subject to customary conditions regularly associated with such an interim ruling).

Investment Center. “Investment Center” means the Investment Center of the Ministry of Economy and Industry established under the Israel Law for the Encouragement of Capital Investments, 1959.

Israeli Options Tax Rulings. “Israeli Options Tax Rulings” means a ruling received by the Company from the ITA in customary form and substance, reasonably acceptable to Purchaser, and which provides, among other things, that: (i) the cancellation of the Vested Options and the payments made in respect to Vested Options, which are Section 102 Options, shall not constitute a violation of Section 102 if deposited with the Section 102 Trustee and released only after the lapse of the “requisite holding period” (as such term is defined in Section 102) (the “102 Trust Period”); (ii) the Purchaser and anyone acting on its behalf (including the Paying Agent) shall be exempt from withholding tax in relation to any payments made to the Paying Agent, the Section 102 Trustee and/or anyone on their behalf with respect to payments for Restricted102 Grants and Section 3(i) Options; (iii) the exchange of the Unvested Options for RSUs pursuant to Section 1.5 will not result in a requirement for an immediate Israeli Tax payment with respect to such exchanged Unvested Options and their conversion into RSU, and tax continuity will apply to the RSUs, in accordance with the terms of the Israeli Options Tax Rulings; including with respect to the 102 Trust Period which shall not be restarted as the result of the exchange of such Unvested Options for RSUs, and (iv) the Vested Option Holdback Payment, Final Closing Adjustment and the Vested Option Representative Expense Amount will be subject to tax only upon the release to the applicable holder of Vested Options and subject to any other provision included in such tax ruling.

Israeli Tax Certificate. “Israeli Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholdings, issued by the ITA in customary form and substance reasonably satisfactory to the Purchaser and Paying Agent (which, for the avoidance of doubt, includes Purchaser’s opportunity to review, comment on and approve the application to the ITA) that is applicable to the payments in cash and/or in-kind to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or providing any other instructions regarding Tax withholding. For the avoidance of doubt, a certificate issued to any recipient of any payment pursuant to this Agreement, to the reasonable satisfaction of the Paying Agent without Purchaser’s opportunity to approve its application or submission in advance, shall constitute an “Israeli Tax Certificate” except with respect to the following: (i) payment not made in cash; (ii) payments to Founders including, for the avoidance of doubt, payment of the Holdback Amounts or any portion thereof; (iii) payment made via transfer outside of Israel; (iv) payment made for options, shares or any securities which are a result of exercise of options, or of any convertible instrument, including warrants, convertible loans, SAFE or any other instrument convertible into equity (unless such certificate applies also to interest income), or which were subject at any time to Section 102 of the ITO; (v) payment for Shares that were held by any trustee, an agent, a nominee or a similar arrangement at any point prior to the Closing; and (vi) Shares that were subject to reverse vesting, holdback, or any similar arrangement with respect to their owner’s employment or engagement with the Company or its Subsidiaries.

ITA. “ITA” means the Israeli Tax Authority.

ITO. “ITO” means the Israeli Income Tax Ordinance (New Version), 1961, and all rules and regulations promulgated thereunder, as amended.

Key Employees. “Key Employees” means the 10 individuals whose identities have been agreed to between Parent and the Company.

Knowledge. “Knowledge of Company” or “Company’s Knowledge” or any other similar knowledge qualification, means the actual or constructive knowledge of any officer of the Company, after reasonable inquiry. “Knowledge of Seller” or “Seller’s Knowledge” or any other similar knowledge qualification with respect to a Seller, means the actual knowledge of the Seller (provided, with respect to a Seller who is a Founder, it means actual or constructive knowledge after reasonable inquiry).

Legal Proceeding. “Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, directive, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

Liability. “Liability” means without double counting, debt, monetary obligation, monetary duty or liability of any nature (including any as of the Closing Date and any unknown, undisclosed,

unmatured, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, monetary obligation, monetary duty or liability would be required to be disclosed on a balance sheet prepared in accordance with the Applicable Financial Standards and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Material Adverse Effect. A violation, event or other matter will be deemed to have a “Material Adverse Effect” if such violation, event or other matter would be reasonably likely to have a material adverse effect on Company’s business, condition, assets, liabilities or operations: provided, however, that a Material Adverse Effect shall not be deemed to occur to the extent arising from or relating to: (i) changes in general economic or political conditions or the financial credit or securities markets (including changes in interest or exchange rates) in general whether worldwide or in any country or region in which the Company conducts a material portion of its business, unless such changes affect the Company in a materially disproportionate manner as compared to other companies operating in the country or region in the same industries in which the Company operates (or such country or region suffers an effect materially different from general economic or political conditions), (ii) the taking of any action at the request of or with the express consent of Purchaser or Parent; and (iii) any events, changes, developments or occurrences that affect the industries in which the Company operates, except to the extent such events, changes, developments or occurrences affect the Company in a materially disproportionate manner as compared to other participants in such industries.

Material Change. “Material Change” means:

(i)    any material damage, destruction or casualty loss to the material properties or assets of Company (whether covered by insurance or not) outside the ordinary course of business;

(ii)    any material adverse change in the business, assets, properties, operations, prospects or financial condition of Company, or any fact or condition which could cause such a change, other than any change, fact or condition related solely to the transactions contemplated hereby;

(iii)    any entry by the Company into any transaction, commitment or agreement (including, without limitation, any borrowing) in excess of US$100,000;

(iv)    any direct or indirect redemption, repurchase or other acquisition for value by Company of its Shares or any agreement to take such action, or any declaration, setting aside or payment of any dividend or other distribution in cash, share capital or property with respect to Company’s Shares;

(v)    any increase in the rate or terms of compensation payable or to become payable by Company to its directors, officers, employees, agents or independent contractors or any increase in the rate or change in the terms of any employment agreement or compensatory arrangement, or any changes in any bonus (other than amounts funded by capital contributions of the Founders), severance, pension, insurance or other employee benefit plan, or any other payment or benefit made to or for any such director, officer, employee, agent or independent contractor, which is not otherwise reflected in such employment or services agreement, or option agreement, as made available to Parent on the Diligence Site;

(vi)    any sale, transfer or other disposition of any asset of Company to any party, including, without limitation, the Sellers, except for payment of obligations incurred, and sale or licenses of products, in the ordinary course of business consistent with past practices;

(vii)    any amendment or termination of a Material Contract or any termination or waiver of any other rights of value to the businesses of Company, in each case, other than in the ordinary course of business;

(viii)    any capital expenditure for additions to property or equipment by Company in excess of US$25,000;

(ix)    any issuance of Shares of Company or of securities convertible into or rights to acquire any such Shares;

(x)    the incurrence by the Company of any liability or obligation by Company, except for liabilities incurred in the ordinary course of business;

(xi)    any actual or threatened in writing termination or cancellation of, or modification or change in, any business relationship with any of the customers of Company listed in Part 3.10 of the Disclosure Schedule or other Material Contract involving or related to the assets or properties of the businesses of Company;

(xii)    any cancellation of a debt due to or a claim of Company, other than by payment or other satisfaction;

(xiii)    any material failure of Company to perform under, or any material default by Company under, any Material Contract;

(xiv)    any change in any method of accounting or accounting practice, principle or procedure;

(xv)    any action or inaction by the Company which might cause Company to incur any Tax liability out of the ordinary course of business; and

(xvi)    any agreement, whether in writing or otherwise, to take any action by the Company described above.

Material Contract. “Material Contract” means:

(i)    each Company Contract relating to the employment of, or the performance of services by, any employee, consultant or independent contractor (including any entity that provides services) (except for Company Contracts that (A) include licenses to the Company for Off-the-Shelf Software; (B) which are licenses from the Company to customers in the ordinary course of business; or (C) with consultant or independent contractor that for services provided the Company’s annual compensation fees are no greater than US$50,000);

(ii)    each Company Contract relating to the acquisition, transfer, use, development, sharing or license of any material technology or any Intellectual Property (except for Company Contracts (A) that include licenses to the Company for Off-the-Shelf Software; (B) which are licenses from the Company to customers in the ordinary course of business; (C) for the employment or services of Company’s employees, consultants or other independent contractors; (C) for confidentiality and non-disclosure entered into in the ordinary course of business; or (D) for the license of Open Source Software);

(iii)    each Company Contract imposing any material restriction on Company’s right or ability (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset of the Company to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or (C) develop or distribute any technology;

(iv)    each Company Contract creating or involving any agency relationship, distribution arrangement or franchise relationship;

(v)    each Company Contract relating to the acquisition, issuance or transfer of any securities, other than grant letters or other award agreements entered into with grantees of Company Share Options;

(vi)    each Company Contract relating to the creation of any Encumbrance with respect to any asset of Company (other than the Company’s Governing Documents);

(vii)    each Company Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity (other than indemnification provisions entered into in the ordinary course of business), or any surety arrangement;

(viii)    each Company Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(ix)    each Company Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Seller, officer or director of the Company or any of their immediate family members (other than employment Contracts, offer letters and agreements evidencing Company Share Options);

(x)    each Company Contract constituting a government contract or government bid to which any Governmental Authority is party, or pursuant to which the Company participates in any program directed by a Governmental Authority or is entitled to any right or benefit provided by any Governmental Authority, in each case in an amount or having a value in excess of US$150,000 in the aggregate;

(xi)    any other Company Contract not otherwise disclosed under another subsection of this definition that is material to the business, operations, assets or financial condition, of the Company, taken as a whole and that was entered into outside the ordinary course of business in an amount or having a value in excess of US$150,000 in the aggregate.

Off-Balance Sheet Liabilities. “Off-Balance Sheet Liabilities” means with respect to any Person, (i) any repurchase obligation or liability of the Person with respect to accounts or notes receivable sold by Person, (ii) any liability under any sale and leaseback transactions which do not create a liability on the consolidated balance sheet of Person, (iii) any liability under any financing lease or so-called synthetic lease transaction, or (iv) any other obligations arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheet of Person, excluding leases that are not capitalized leases.

Off-the-Shelf Software. “Off-the-Shelf Software” means: ready-to-use, pre-packaged or other “off-the-shelf” Software owned and provided to Company by an unaffiliated third party which Software is (i) commercially available to the public, and (ii) not embedded in or otherwise included with, or necessary to provide any of the products or services provided by Company, and (iii) replaceable in its most current version without material delay for a cost of not more than US$2,000 for a perpetual license or US$250 a seat for annual license.

Open Source Software. “Open Source Software” means Software that is distributed as “free software” (as that term is defined by the Free Software Foundation), “open source” (as that term is defined by the Open Source Initiative), freeware, under any Creative Commons license, and to the extent not included in the foregoing, any Copyleft Software.

Optionholder. “Optionholder” means the holder of a Company Share Options.

Participating Optionholder. “Participating Optionholder” means holders of Vested Options.

Paying Agent. “Paying Agent” means I.B.I Trust Management, a company organized under the laws of the State of Israel.

Per Share Payment. “Per Share Payment” means the quotient obtained by dividing (a) the sum of (i) the Adjusted Purchase Price, and (ii) the Aggregate Option Exercise Amount by (b) the sum of (i) the aggregate number of Shares held by all Sellers as of immediately prior to the Closing, and (ii) the aggregate number of Vested Options held by all Optionholders as of immediately prior to Closing.

Person. “Person” means any individual, Entity or Governmental Authority.

Personal Information. “Personal Information” means personally identifying information about any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (such as name, address, telephone number, email address, financial account number, government-issued identifier, details of a person’s personality, personal status, intimate affairs, state of health, economic status, professional training, opinions or beliefs and any other data used or intended to be used to identify, contact or precisely locate a person) and/or “information” as defined by the Israeli Protection of Privacy Law, 1981 and applicable Israeli judicial precedents defining that term and the corresponding laws of other jurisdictions. Personal Information includes information in any form, including paper, electronic and other forms.

Product. The term “product” or “Product” of the Company includes all products and services provided or made available to customer by the Company.

Pro Rata Share. “Pro Rata Share” means, with respect to each Securityholder, the percentage set forth in the Allocation Schedule opposite such Securityholder’s name under the column titled “Pro Rata Share”.

Representatives. “Representatives” means officers, directors, employees, agents, attorneys, accountants and advisors.

Representative Expense Amount. “Representative Expense Amount” means an amount in cash equal to US$100,000.

Restricted 102 Grants. “Restricted 102 Grants” means Section 102 Options and Section 102 Shares.

Retention Award Schedule. “Retention Award Schedule” mean the list of RSUs to be granted to Company personnel prepared by the Purchaser in consultation with the Company prior to Closing.

Retention Indemnity Holdback Amount. “Retention Indemnity Holdback Amount” means an amount equal to 50% of the RWI Retention Amount, less disbursements related thereto in accordance with this Agreement; provided that any amount not disbursed in accordance with this Agreement on or before the lapse of 18 months from the Closing Date and not subject to a pending claim, shall be delivered by Purchaser to the Paying Agent for distribution to the Securityholders in accordance with their respective Pro Rata Shares; and, provided, further, that upon the lapse of 12 months from the Closing Date, one half of the Retention Indemnity Holdback Amount (or such lesser amount to the extent not subject to a pending claim) shall be delivered by Purchaser to the Paying Agent for distribution to the Securityholders in accordance with their respective Pro Rata Shares.

RSUs. “RSUs” means grants of restricted stock units under Parent’s RSU plan.

RWI Policy. “RWI Policy” means that certain Buyer-Side Representations and Warranty Insurance Policy AMB03684 issued by Ambridge Europe Limited as underwriter representative and related excess policies (as may be amended, modified or otherwise supplemented from time to time; provided that no such amendment, supplement or modification will have an adverse effect on any Seller or Securityholder) to cover breaches of the Company’s representations and warranties, as more fully set forth in the policy.

RWI Policy Cost. “RWI Policy Cost” means the premium, broker, and underwriting expenses in the aggregate amount of $1,940,500.

RWI Retention Amount. “RWI Retention Amount” means the retention amount under the RWI, which is $3,350,000.

Securityholder. “Securityholder” means Sellers and Participating Optionholders.

Section 102. “Section 102” means Section 102 of the ITO.

Section 102 Option. “Section 102 Options” means Company Share Option granted and subject to tax under Section 102(b)(2) of the ITO.

Section 102 Optionholder. “Section 102 Optionholder” means an Optionholder of Section 102 Option.

Section 102 Share. “Section 102 Share” means a Company Ordinary Share issued upon the exercise of a Section 102 Option or any other Company Ordinary Share which is subject to tax under Section 102(b)(2) of the ITO.

Section 102 Trustee. “Section 102 Trustee” means Altshuler Shaham Benefits Ltd., a trustee appointed for the purposes of the Company Share Plan under Section 102 of the ITO and approved for such purpose by the ITA, including any replacement trustee.

Section 3(i) Option. “Section 3(i) Option” means any vested Company Share Option that was granted and is subject to tax pursuant to Section 3(i) of the ITO.

Section 3(i) Optionholder. “Section 3(i) Optionholder” means an Optionholder of Section 3(i) Option.

Shares. “Shares” means Company Ordinary Shares and Company Preferred Shares.

Software. “Software” means any computer program, operating system, applications system, firmware or software of any nature, whether operational, under development or inactive including all object code, source code, comment code, algorithms, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, technical manuals, test scripts, user manuals and other documentation therefor, whether in machine-readable form, programming language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature and all data bases necessary or appropriate to operate any such computer program, operating system, applications system, firmware or software.

Special Indemnification Holdback Amount. “Special Indemnification Holdback Amount” means $3,400,000, less disbursements related thereto in accordance with this Agreement; provided that any amount not disbursed in accordance with this Agreement on or before the lapse of 18 months from the Closing Date and not subject to a pending claim, shall be delivered by Purchaser to the Paying Agent for distribution to the Securityholders in accordance with their respective Pro Rata Shares.

Subsidiaries “Subsidiaries” means the subsidiaries of the Company, being: (i) Intsights Cyber Intelligence B.V.; (ii) Intsights Cyber Intelligence Federal Solution Inc.; (iii) Intsights Cyber Intelligence Inc.; and (iv) Intsights Cyber Intelligence PTE Ltd.

Target Working Capital Amount. “Target Working Capital Amount” means ($11,750,000) meaning a deficit of $11,750,000.

Tax. “Tax” means (i) any federal, national, state, local or foreign tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, license tax, lease tax, services tax, premium tax, environmental tax, windfall profit tax, fringe benefits tax, capital stock tax, social security tax (or similar), national insurance (Bituah Leumi), national health insurance, unemployment tax, disability tax or payroll tax), levy, assessment, tariff, duty (including any customs duty) in the nature of tax, deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Authority responsible for the imposition of Taxes, together with all interest, penalties, inflation linkage differentials, additions to tax and additional amounts with respect thereto, in each case to the extent not offset by Tax credits, deductions and carry forward losses which may be utilized in the same tax period or in the following tax year, whether disputed or not; (ii) any liability as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax allocation, Tax indemnity or Tax sharing agreement), as a result of being a predecessor, transferee or successor, or otherwise.

Tax Law. “Tax Law” means any foreign, federal, state, or local Legal Requirements relating to Taxes.

Tax Return. “Tax Return” means any written or electronic return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax, including all schedules and attachments thereto, and including all amendments thereof.

Unvested Option. “Unvested Option” means any Company Share Option or portion thereof that is not a Vested Option.

Vested Option Closing Payment. “Vested Option Closing Payment” with respect to an Optionholder means a payment in cash equal to the excess of (A) (i) the number of all Vested Options held by such Optionholders that are outstanding as of immediately prior to the Effective Time multiplied by (ii) the Per Share Payment over (B) aggregate exercise price under such Vested Options, minus such Optionholder’s Vested Option Holdback Payment, minus such Optionholder’s Vested Option Representative Expense Amount.

Vested Option Holdback Payment. “Vested Option Holdback Payment” with respect to an Optionholder means a payment in cash equal to such Optionholder’s applicable portion of the payments to be subject to Holdback Amounts, as set forth opposite such Optionholder’s name in the Allocation Schedule.

Vested Option Representative Expense Amount. “Vested Option Representative Expense Amount” with respect to an Optionholder means a payment in cash equal to such Optionholder’s applicable portion of the Representative Expense Amount, as set forth opposite such Optionholder’s name in the Allocation Schedule.

Vested Option. “Vested Option” means any Company’s Share Option, or portion thereof that, pursuant to the terms and conditions set forth in the Company Share Plan and the applicable grant agreement, has vested, or would vest effective upon the Closing Date.

Warranties. “Warranties” means all obligations to service, repair (including, without limitation, to provide fixes to program errors), replace, credit, refund and other obligations based upon or arising out of express and implied warranties made or deemed made in connection with the license or sale of goods or the performance of services by Company.